UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2011 AND 2010

Address:     No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese.  In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries (the “Company”) as of June 30, 2011 and 2010, the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six-month periods ended June 30, 2011 and 2010.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.  As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the financial statements as of June 30, 2011 and 2010 of the investees, which were audited by the other independent auditors.  Our opinion, insofar as it related to the investment income amounted to NT$174 million and NT$25 million for the six-month periods ended June 30, 2011 and 2010, respectively, and the related long-term investment balances of NT$4,835 million and NT$4,824 million as of June 30, 2011 and 2010,  respectively, are based solely on the reports of the other independent auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits and the reports of the other independent auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other independent auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of June 30, 2011 and 2010,  and the consolidated results of their operations and their cash flows for the six-month periods ended June 30, 2011 and 2010, in conformity with requirements of the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the consolidated financial statements, effective from January 1, 2011, the Company has adopted the third revision of the Statement of Financial Accounting Standards No. 34, “ Financial Instruments: Recognition and Measurement”, and the newly issued Statement of Financial Accounting Standards No. 41, “Operating Segments” of the Republic of China.

ERNST & YOUNG

CERTIFIED PUBLIC ACCOUNTANTS

Taipei, Taiwan

Republic of China

August 3, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

2

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
June 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		As of June 30,				As of June 30,
Assets	Notes	2011	2010	Liabilities and Stockholders' Equity	Notes	2011	2010
Current assets				Current liabilities
Cash and cash equivalents	2, 4(1)	$60,701,296	$59,325,330	Short-term loans	4(12)	$6,042,044	$1,189,980
Financial assets at fair value through profit or loss, current	2, 4(2)	883,083	1,728,314	Financial liabilities at fair value through profit or loss, current	2, 4(13)	1,783,975	1,661,043
Available-for-sale financial assets, current	2, 4(5)	6,537,111	5,858,631	Notes and accounts payable		6,626,261	6,268,824
Notes receivable	2, 3	194,518	62,630	Income tax payable	2	973,912	580,613
Accounts receivable, net	2, 3, 4(3)	18,620,439	19,853,205	Accrued expenses	2, 4(20)	11,267,784	9,912,490
Accounts receivable-related parties, net	2, 3, 5	132,584	204,927	Cash dividends payable	4(20)	14,033,575	6,233,002
Other receivables	2, 3	912,186	559,746	Payable on equipment		10,654,952	7,807,171
Inventories, net	2, 4(4)	13,807,100	10,791,307	Current portion of long-term liabilities	2, 4(14), 4(15), 6	6,589,757	5,574,901
Prepaid expenses		932,405	760,536	Deferred income tax liabilities, current	2, 4(22)	30,058	9,682
Deferred income tax assets, current	2, 4(22)	483,189	950,791	Other current liabilities		939,071	1,283,354
Restricted assets	6	76,575	63,056	Total current liabilities		58,941,389	40,521,060
Total current assets		103,280,486	100,158,473
				Long-term liabilities
Funds and investments				Bonds payable	2, 4(14)	13,687,760	-
Financial assets at fair value through profit or loss, noncurrent	2, 4(2)	124,136	77,760	Long-term loans	4(15), 6	5,885,991	915,083
Available-for-sale financial assets, noncurrent	2, 4(5)	25,038,849	29,621,284	Total long-term liabilities		19,573,751	915,083
Financial assets measured at cost, noncurrent	2, 4(6), 4(11)	8,321,569	7,546,758
Long-term investments accounted for under the equity method	2, 4(7), 4(11), 10(7)	9,329,543	11,541,463	Other liabilities
Prepayment for long-term investments		100,000	24,480	Accrued pension liabilities	2, 4(16)	3,264,054	3,279,874
Debts investment without active market, noncurrent	2, 4(8)	-	19,778	Deposits-in		18,602	16,062
Total funds and investments		42,914,097	48,831,523	Deferred income tax liabilities, noncurrent	2, 4(22)	26,781	11,434
				Other liabilities-others		174,127	201,126
Property, plant and equipment	2, 4(9), 5, 6, 7			Total other liabilities		3,483,564	3,508,496
Land		2,255,368	1,564,195	Total liabilities		81,998,704	44,944,639
Buildings		26,166,263	21,043,233
Machinery and equipment		532,762,693	470,763,149
Transportation equipment		69,516	69,355	Capital	2, 4(17), 4(18)
Furniture and fixtures		3,722,306	3,300,701	Common stock		129,879,123	129,879,123
Leasehold improvements		745,155	53,594	Capital collected in advance		882,440	-
Total cost		565,721,301	496,794,227	Additional paid-in capital	2, 4(7), 4(14), 4(18)
Less : Accumulated depreciation		(442,658,737)	(420,550,362)	Premiums		44,239,026	44,203,728
Less : Accumulated impairment		(1,717,434)	(1,755,706)	Treasury stock transactions		391,255	14,917
Add : Construction in progress and prepayments		21,025,446	21,279,308	Employee stock options		922,651	472,226
Property, plant and equipment, net		142,370,576	95,767,467	Stock options		679,612	-
				Retained earnings	2, 4(7), 4(20)
Intangible assets				Legal reserve		3,442,856	1,064,881
Trademarks	2	168	-	Unappropriated earnings		18,378,734	12,067,787
Goodwill	2	295,225	15,060	Adjusting items in stockholders' equity	2, 4(5), 4(7), 4(17), 4(19)
Total intangible assets		295,393	15,060	Cumulative translation adjustment		(6,041,393)	222,763
				Unrealized gain or loss on financial instruments		21,914,415	24,459,691
Other assets				Treasury stock		(6,223,357)	(6,733,733)
Deferred charges	2	1,299,536	1,435,430	Total stockholders' equity of parent company		208,465,362	205,651,383
Deferred income tax assets, noncurrent	2, 4(22)	3,231,890	2,772,285
Other assets-others	2, 4(10), 6	2,588,521	2,089,342	Minority interests		5,516,433	473,558
Total other assets		7,119,947	6,297,057	Total stockholders' equity		213,981,795	206,124,941

Total assets		$295,980,499	$251,069,580	Total liabilities and stockholders' equity		$295,980,499	$251,069,580

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the six-month periods ended June 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the six-month periods ended June 30,
	Notes	2011		2010
Operating revenues	2, 5
Sales revenues		$62,208,129		$56,202,482
Less : Sales returns and discounts		(452,278)		72,497
Net Sales		61,755,851		56,274,979
Other operating revenues		1,088,890		1,681,100
Net operating revenues		62,844,741		57,956,079
Operating costs	2, 4(4), 4(16), 4(18), 4(21)
Cost of goods sold		(48,102,408)		(41,616,810)
Other operating costs		(665,592)		(794,789)
Operating costs		(48,768,000)		(42,411,599)
Gross profit		14,076,741		15,544,480
Unrealized intercompany profit	2	(360)		-
Realized intercompany profit	2	360		51,009
Gross profit-net		14,076,741		15,595,489
Operating expenses	2, 4(16), 4(18), 4(21)
Sales and marketing expenses		(1,367,859)		(1,291,983)
General and administrative expenses		(1,703,456)		(1,643,228)
Research and development expenses		(4,632,628)		(4,165,153)
Subtotal		(7,703,943)		(7,100,364)
Operating income		6,372,798		8,495,125
Non-operating income
Interest revenue		92,303		68,967
Investment gain accounted for under the equity method, net	2, 4(7)	8,989		-
Dividend income		106,436		30,430
Gain on disposal of property, plant and equipment	2	10,764		17,531
Gain on disposal of investments	2, 5	1,036,027		575,640
Exchange gain, net	2	222,029		20,200
Gain on valuation of financial liabilities	2, 4(13)	395,343		82,943
Other income		551,234		401,959
Subtotal		2,423,125		1,197,670
Non-operating expenses
Interest expense	2, 4(9)	(101,348)		(1,885)
Investment loss accounted for under the equity method, net	2, 4(7)	-		(313,730)
Loss on disposal of property, plant and equipment	2	(8,693)		(5,261)
Financial expenses		(20,620)		(34,511)
Impairment loss	2, 4(11)	(258,534)		(37,056)
Loss on valuation of financial assets	2, 4(2)	(244,252)		(17,061)
Other losses		(32,452)		(116,306)
Subtotal		(665,899)		(525,810)
Income from continuing operations before income tax		8,130,024		9,166,985
Income tax expense	2, 4(22)	(823,176)		(510,331)
Income from continuing operations		7,306,848		8,656,654
Extraordinary gain	10(6)	-		68,449
(the net amount after deducted tax expense $14,020 thousand)
Net income		$7,306,848		$8,725,103

Attributable to:
Stockholders of the parent		$7,675,264		$8,754,593
Minority interests		(368,416)		(29,490)
Net income		$7,306,848		$8,725,103

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(23)
Income from continuing operations		$0.68	$0.61	$0.73	$0.69
Extraordinary gain		-	-	0.01	0.01
Net income attributable to stockholders of the parent		$0.68	$0.61	$0.74	$0.70

Earnings per share-diluted (NTD)	2, 4(23)
Income from continuing operations		$0.66	$0.59	$0.72	$0.67
Extraordinary gain		-	-	0.01	0.01
Net income attributable to stockholders of the parent		$0.66	$0.59	$0.73	$0.68

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the six-month periods ended June 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

		Capital		Additional Paid-in Capital	Retained Earnings		Cumulative Translation Adjustment	Unrealized Gain/Loss on Financial Instruments	Treasury Stock		Total
	Notes	Common Stock	Collected in Advance		Legal Reserve	Unappropriated Earnings				Minority Interests
Balance as of January 1, 2010	4(17)	$129,877,713	$-	$44,365,049	$-	$10,648,813	$(318,188)	$30,915,079	$(1,890,145)	$497,935	$214,096,256
Appropriation and distribution of 2009 retained earnings	4(20)
Legal reserve		-	-	-	1,064,881	(1,064,881)	-	-	-	-	-
Cash dividends		-	-	-	-	(6,233,002)	-	-	-	-	(6,233,002)
Net income in the first half of 2010		-	-	-	-	8,754,593	-	-	-	(29,490)	8,725,103
Treasury stock acquired	2, 4(19)	-	-	-	-	-	-	-	(4,843,588)	-	(4,843,588)
Compensation cost of employee stock options	2, 4(18)	-	-	126,067	-	-	-	-	-	-	126,067
Treasury stock sold to employees	2, 4(17), 4(19)	-	-	198,623	-	-	-	-	-	-	198,623
Adjustment of funds and investments disposal	2	-	-	-	-	-	5	-	-	-	5
Adjustment of retained earnings accounted for under the equity method	2, 4(7)	-	-	-	-	(37,736)	-	-	-	-	(37,736)
Changes in unrealized loss on available-for-sale financial assets	2, 4(5)	-	-	-	-	-	-	(4,135,209)	-	-	(4,135,209)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,320,179)	-	-	(2,320,179)
Exercise employee stock options	2, 4(17), 4(18)	1,410	-	1,132	-	-	-	-	-	-	2,542
Changes in cumulative translation adjustment	2	-	-	-	-	-	540,946	-	-	-	540,946
Changes in minority interests		-	-	-	-	-	-	-	-	5,113	5,113
Balance as of June 30, 2010	4(17)	$129,879,123	$-	$44,690,871	$1,064,881	$12,067,787	$222,763	$24,459,691	$(6,733,733)	$473,558	$206,124,941

Balance as of January 1, 2011	4(17)	$129,879,123	$-	$45,048,975	$1,064,881	$27,130,678	$(5,279,000)	$27,715,983	$(6,223,357)	$5,798,746	$225,136,029
Appropriation and distribution of 2010 retained earnings	4(20)
Legal reserve		-	-	-	2,377,975	(2,377,975)	-	-	-	-	-
Cash dividends		-	-	-	-	(14,033,575)	-	-	-	-	(14,033,575)
Net income in the first half of 2011		-	-	-	-	7,675,264	-	-	-	(368,416)	7,306,848
Compensation cost of employee stock options	2,4(18)	-	-	151,752	-	-	-	-	-	-	151,752
Treasury stock sold to employees	2,4(17),4(19)	-	-	317,010	-	-	-	-	-	-	317,010
Embedded conversion options derived from convertible bonds	2,4(14)	-	-	679,612	-	-	-	-	-	-	679,612
Adjustment of funds and investments disposal	2	-	-	-	-	-	(5)	-	-	-	(5)
Adjustment of additional paid-in capital accounted for under the equity method	2,4(7)	-	-	(103)	-	-	-	-	-	-	(103)
Adjustment of retained earnings accounted for under the equity method	2,4(7)	-	-	-	-	(15,658)	-	-	-	-	(15,658)
Changes in unrealized loss on available-for-sale financial assets	2,4(5)	-	-	-	-	-	-	(3,557,710)	-	-	(3,557,710)
Changes in unrealized loss on financial instruments of investees	2	-	-	-	-	-	-	(2,243,858)	-	-	(2,243,858)
Exercise employee stock options	2,4(17),4(18)	-	882,440	35,298	-	-	-	-	-	-	917,738
Changes in cumulative translation adjustment	2	-	-	-	-	-	(762,388)	-	-	-	(762,388)
Changes in minority interests		-	-	-	-	-	-	-	-	86,103	86,103
Balance as of June 30, 2011	4(17)	$129,879,123	$882,440	$46,232,544	$3,442,856	$18,378,734	$(6,041,393)	$21,914,415	$(6,223,357)	$5,516,433	$213,981,795

Note: Directors' remuneration and employee bonus amounted to NT$21 million and NT$2,477 million, respectively, were expensed in 2010.

         Directors' remuneration and employee bonus amounted to NT$10 million and NT$965 million, respectively, were expensed in 2009.

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2011	2010
Cash flows from operating activities:
Net income attributable to stockholders of the parent	$7,675,264	$8,754,593
Net loss attributable to minority interests	(368,416)	(29,490)
Adjustments to reconcile net income(loss) to net cash provided by operating activities:
Extraordinary gain	-	(82,469)
Depreciation	15,554,508	15,585,431
Amortization	222,519	285,499
Bad debt expenses reversal	(3,177)	(2,760)
Loss (Gain) on decline (recovery) in market value, scrap and obsolescence of inventories	654,400	(284,577)
Cash dividends received under the equity method	236,520	48,753
Investment loss (gain) accounted for under the equity method	(8,989)	313,730
Gain on valuation of financial assets and liabilities	(151,091)	(65,882)
Impairment loss	258,534	37,056
Gain on disposal of investments	(1,036,027)	(575,640)
Gain on disposal of property, plant and equipment	(2,071)	(12,270)
Gain on disposal of non-current assets held for sale	(1,353)	-
Amortization of financial assets discounts	-	(6,045)
Amortization of bond discounts	128,508	112,746
Amortization of administrative expenses from syndicated loans	1,747	-
Exchange loss (gain) on financial assets and liabilities	(8,100)	29,983
Exchange loss (gain) on long-term liabilities	(75,924)	21,252
Exchange gain on disposal of non-current assets held for sale	(767)	-
Amortization of deferred income	(54,033)	(82,288)
Stock-based payment	460,455	310,069
Changes in assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	6,777	149,115
Notes receivable and Accounts receivable	(88,292)	(3,345,137)
Other receivables	(95,280)	803,915
Inventories	(1,470,166)	(1,331,175)
Prepaid expenses	(115,259)	(200,965)
Deferred income tax assets and liabilities	47,273	4,194
Notes and accounts payable	(295,023)	696,831
Accrued expenses	(427,210)	1,563,666
Other current liabilities	61,223	(173,602)
Accrued pension liabilities	(35,371)	19,040
Other liabilities-others	6,518	103,272
Net cash provided by operating activities	21,077,697	22,646,845

Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	(50,141)	(72,000)
Acquisition of available-for-sale financial assets	-	(227,263)
Proceeds from disposal of available-for-sale financial assets	1,414,549	1,032,940
Acquisition of financial assets measured at cost	(1,114,460)	(419,521)
Proceeds from disposal of financial assets measured at cost	56,523	227,497
Acquisition of long-term investments accounted for under the equity method	(922,025)	(229,103)
Proceeds from disposal of long-term investments accounted for under the equity method	-	87,232
Prepayment for long-term investments	(100,000)	(24,480)
Proceeds from capital reduction and liquidation of investments	67,097	19,706
Net cash received from acqusition of subsidiaries	29,350	445,176
Net cash paid for disposal of subsidiaries	(93,668)	(169,602)
Acquisition of minority interests	(1,128)	(264,571)
Acquisition of property, plant and equipment	(28,047,277)	(19,429,583)
Proceeds from disposal of property, plant and equipment	22,088	25,479
Proceeds from disposal of non-current assets held for sale	17,611	401,139
Increase in deferred charges	(194,405)	(271,316)
Increase in restricted assets	(54,421)	(63,056)
Decrease (increase) in other assets-others	16,712	(144,366)
Net cash used in investing activities	(28,953,595)	(19,075,692)

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six-month periods ended June 30, 2011 and 2010
(Expressed in Thousands of New Taiwan Dollars)

	For the six-month periods ended June 30,
	2011	2010
(continued)

Cash flows from financing activities:
Increase in short-term loans	$1,937,446	$1,050,715
Proceeds from long-term loans	3,224,000	300,000
Repayments of long-term loans	(3,071,467)	(11,150)
Proceeds from bonds issued	14,423,000	-
Bond issuance costs	(58,277)	-
Redemption of bonds	-	(7,500,000)
Exercise employee stock options	917,738	2,542
Treasury stock acquired	-	(4,843,588)
Proceeds from disposal of treasury stock	8,306	14,617
Increase (decrease) in deposits-in	(5,594)	969
Increase in minority stockholders	90,306	323,580
Net cash provided by (used in) financing activities	17,465,458	(10,662,315)
Effect of exchange rate changes on cash and cash equivalents	(159,369)	263,532
Net increase (decrease) in cash and cash equivalents	9,430,191	(6,827,630)
Cash and cash equivalents at beginning of period	51,271,105	66,152,960
Cash and cash equivalents at end of period	$60,701,296	$59,325,330

Supplemental disclosures of cash flow information:
Cash paid for interest	$114,884	$205,230
Less: Cash paid for capitalized interest	(32,683)	(204,833)
Cash paid for interest excluding capitalized interest	$82,201	$397
Cash paid for income tax	$1,297,704	$95,179

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$26,144,314	$21,751,275
Discount on property, plant and equipment	(57,311)	(1,592)
Add: Payable at beginning of period	12,620,481	5,487,908
Less: Effect of disposal of subsidiaries	(5,255)	-
Less: Payable at end of period	(10,654,952)	(7,808,008)
Cash paid for acquiring property, plant and equipment	$28,047,277	$19,429,583

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011 and 2010

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1. HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in May 1980 and commenced operations in April 1982.  UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs.  UMC’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The numbers of employees as of June 30, 2011 and 2010 were 16,037 and 13,968, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements were prepared in conformity with requirements of the Guidelines  Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

a.   Principles of Consolidation

Investees in which UMC, directly or indirectly, holds more than 50% of voting rights are consolidated into UMC’s financial statements.  (UMC and the consolidated entities are hereinafter referred to as “the Company”.)

Transactions between consolidated entities are eliminated in the consolidated financial statements.  The difference between the acquisition cost and the net equity of a subsidiary as of the acquisition date was amortized, and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. Statement of Financial Accounting Standard (R.O.C. SFAS) No. 25, “Business Combination – Accounting Treatment under Purchase Method” (R.O.C. SFAS 25), in which goodwill is not subject to amortization.

b.   The consolidated entities are as follows:

As of June 30, 2011

8

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC GROUP (USA) (UMC-USA)	IC Sales	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	New business investment	100.00
UMC	UMC NEW BUSINESS INVESTMENT CORP. (NBI)	Investment holding	100.00
UMC	ALPHA WISDOM LIMITED (AWL) (Note A)	Investment holding	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for investment in new business	100.00
UMC	UMC JAPAN (UMCJ)	Sales and manufacturing of integrated circuits	100.00
UMC	NEXPOWER TECHNOLOGY CORP. (NEXPOWER)	Sales and manufacturing of solar power batteries	44.16
FORTUNE	UNITRUTH INVESTMENT CORP. (UNITRUTH)	Investment holding	100.00
FORTUNE	NEXPOWER	Sales and manufacturing of solar power batteries	5.05
UNITRUTH	NEXPOWER	Sales and manufacturing of solar power batteries	2.25
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
TLC	NEXPOWER	Sales and manufacturing of solar power batteries	5.87
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	GREEN FIELD (SAMOA) LIMITED	Investment holding	100.00
NBI	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	GaAs Foundry service	99.79
9

Investor	Subsidiary	Business nature	Percentage of ownership (%)
NBI	EVERRICH ENERGY CORP. (EVERRICH)	Solar engineering integrated design services	91.57
NBI	UNISTARS CORP.	High brightness LED packages	65.63
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING) (NOTE B)	LED lighting manufacturing and sale	55.25
NBI	TOPCELL SOLAR INTERNATIONAL CO., LTD. (TOPCELL)	Solar power cell manufacturing and sale	51.49
UNITED LIGHTING	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investment holding	100.00
UNITED LIGHTING	POWER LIGHT INVESTMENTS LIMITED (POWER LIGHT (SAMOA))	Investment holding	100.00
TOPCELL	WAVETEK MICROELECTRONICS INVESTMENT (HK) LIMITED	Investment holding	100.00
POWER LIGHT (SAMOA)	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	100.00
EVERRICH	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00
EVERRICH-HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
GREEN FIELD (SAMOA) LIMITED	NEW BUSINESS REALTY (SAMOA) LIMITED	Investment holding	100.00
NEXPOWER	JENENERGY SYSTEM CORPORATION (JENENERGY)	Energy Technology Service	66.67
NEXPOWER	NEWENERGY HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NPT HOLDING LIMITED	Investment holding	100.00
NEXPOWER	NLL HOLDING LIMITED	Investment holding	100.00
JENENERGY	SMART ENERGY ENTERPRISES LIMITED (SMART ENERGY)	Investment holding	100.00
NEWENERGY HOLDING LIMITED	FUTUREPOWER HOLDING LIMITED	Investment holding	100.00
FUTUREPOWER HOLDING LIMITED	NEXPOWER (SHANDONG) ENERGY CO., LTD.	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	100.00
SMART ENERGY	SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	100.00
10

As of June 30, 2010

Investor	Subsidiary	Business nature	Percentage of ownership (%)
UMC	UMC-USA	IC Sales	100.00
UMC	UME BV	Market development	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00
UMC	UNITED MICROELECTRONICS CORP. (SAMOA) (UMC SAMOA) (NOTE C)	Investment holding	100.00
UMC	TLC	New business investment	100.00
UMC	UMCI LTD. (UMCI) (NOTE D)	Sales and manufacturing of integrated circuits	100.00
UMC	NBI	Investment holding	100.00
UMC	AWL	Investment holding	100.00
UMC	GREEN EARTH LIMITED	Investment holding	100.00
UMC	FORTUNE	Consulting and planning for investment in new business	99.99
UMC	UMCJ	Sales and manufacturing of integrated circuits	55.56
FORTUNE	UNITRUTH	Investment holding	100.00
FORTUNE	MOS ART PACK CORP. (MAP) (NOTE E)	IC Packaging	54.72
UNITRUTH	MAP	IC Packaging	14.85
UMC CAPITAL CORP.	UMC CAPITAL (USA)	Investment holding	100.00
UMC CAPITAL CORP.	ECP VITA LTD.	Insurance	100.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00
NBI	UNITED LIGHTING OPTO-ELECTRONIC INC. ( UNITED LIGHTING)	Sales and manufacturing of LED lighting	95.54
NBI	EVERRICH	Solar engineering integrated design services	92.25
NBI	TOPCELL	Sales and manufacturing of solar cell	60.00
EVERRICH	EVERRICH – HK	Investment holding	100.00
EVERRICH – HK	EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	100.00
AWL	UMCJ	Sales and manufacturing of integrated circuits	44.44
11

Note A: On March 25, 2011, AWL filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2011.  The liquidation of AWL was accounted for as an organization restructuring.  As such, the Company continues accounting for ownership of AWL under equity method and it is included as a consolidated subsidiary until the liquidation has been completed.

Note B: On April 1, 2011, UNITED LIGHTING merged with POWER LIGHT TECH CO., LTD. (PLT).  After the business combination, PLT is the surviving company and was renamed to UNITED LIGHTING.

Note C: On November 4, 2010, UMC SAMOA has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UMC SAMOA is not included as a consolidated subsidiary as of June 30, 2011.

Note D: On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and UMCI is not included as a consolidated subsidiary as of June 30, 2011.

Note E:  On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The Company ceased using the equity method from that day, and MAP is not included as a consolidated subsidiary as of June 30, 2011.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported periods.  The actual results may differ from those estimates.

Foreign Currency Transactions

12

Transactions denominated in foreign currencies are remeasured into the local functional currencies and recorded based on the exchange rates prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are remeasured into the local functional currencies at the exchange rates prevailing at the balance sheet date, with the related exchange gains or losses included in the consolidated statements of income.  Translation gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in consolidated stockholders’ equity.

Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to the consolidated statements of income, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded in the consolidated statements of income.  Non-monetary assets and liabilities denominated in foreign currencies that are reported at fair value with changes in fair value charged to stockholders’ equity, are remeasured at the exchange rate at the balance sheet date, with related exchange gains or losses recorded as adjustment items to a cumulative translation adjustment in consolidated stockholders’ equity.  Non-monetary assets and liabilities denominated in foreign currencies and reported at cost are remeasured at historical exchange rates.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries and UMC’s Singapore branch (the Branch) are translated into New Taiwan Dollars using the spot rates at the balance sheet date for asset and liability accounts and weighted average exchange rates for profit and loss accounts.  The cumulative translation effects from the subsidiaries and the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in consolidated stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less and re-sale agreements.

Financial Assets and Financial Liabilities

In accordance with R.O.C. SFAS No. 34, “Financial Instruments: Recognition and Measurement” (R.O.C. SFAS 34) and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as either financial assets at fair value through profit or loss, financial assets measured at cost, available-for-sale financial assets, or debts investment without active market.  Financial liabilities are recorded at fair value through profit or loss.

13

The Company accounts for purchase or sale of financial instruments as of the trade date, which is the date the Company commits to purchase or sell the asset or liability.  Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs.

a. Financial assets and financial liabilities at fair value through profit or loss

Financial instruments held for short-term sale or repurchase purposes and derivative financial instruments not qualified for hedge accounting are classified as financial assets or liabilities at fair value through profit or loss.

This category of financial instruments is measured at fair value and changes in fair value are recognized in the consolidated  statements of income.  Stock of listed companies, bonds, and closed-end funds are measured at closing prices as of the balance sheet date.  Open-end funds are measured at the unit price of the net assets as of the balance sheet date.  The fair value of derivative financial instruments is determined by using valuation techniques commonly used by market participants in the industry.

b. Financial assets measured at cost

Unlisted stock, funds, and other securities without reliable market prices are measured at cost.  When objective evidence of impairment exists, the Company recognizes an impairment loss, which cannot be reversed in subsequent periods.

c. Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial instruments not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables.  Subsequent measurement is calculated at fair value.  Investments in listed companies are measured at closing prices as of the balance sheet date.  Any gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss arising from monetary financial assets denominated in foreign currencies, is recognized as an adjustment to consolidated  stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to consolidated stockholders’ equity will be recorded in the consolidated  statements of income.

The Company recognizes an impairment loss when objective evidence of impairment exists.  Any reduction in the impairment loss of equity investments in subsequent periods will be recognized as an adjustment to consolidated  stockholders’ equity.  The impairment loss of a debt security may be reversed and recognized in the consolidated  statement of income if the security recovers and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.

d. Debts investment without active market

Bond investments with fixed or determinable payments but with no quoted prices in active markets are carried at amortized cost.

14

An impairment loss is recognized when objective evidence exists that the investment is impaired.  An impairment loss may be reversed if the impairment loss decreases and the cause of the decrease can be related objectively to factors or events occurring after the impairment loss was recognized, and the Company concludes the recovery is related to improvements in the factors or events that originally caused the impairment.  However, the carrying amount after reversal may not exceed the carrying amount under amortized cost that would have been recorded if no impairment loss was recognized.

Notes, Accounts and Other Receivables

Notes and accounts receivable are amounts owed to a business by a customer as a result of a purchase of goods or services from it on a credit basis.  Other receivables are any receivable not properly classified in another receivable category.  When the notes, accounts and other receivables are initially recognized, the Company measures them at their fair values.  After initial recognition, the notes, accounts and other receivables are measured at amortized cost deducting the impairment using the effective interest method.  Short-term notes, accounts and other receivables with no stated interest rate are measured at the original invoice amount if the effect of discounting is immaterial.

Prior to December 31, 2010, recognition of an allowance for doubtful accounts was based on historical experience in analyzing the aging and determining the collectability of notes, accounts and other receivables as of the balance sheet date.  Effective January 1, 2011, the Company first assesses as of balance sheet date whether objective evidence of impairment exists for notes, accounts and other receivables that are individually significant.  If there is objective evidence that an impairment loss has occurred, the amount of impairment loss is assessed individually.  For notes, accounts and other receivables other than those mentioned above, the Company groups those assets with financial assets with similar credit risk characteristics and collectively assess them for impairment.  If, in a subsequent period, the amount of the impairment loss decreases, and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed and recognized through profit or loss.  The reversal shall not result in a carrying amount of notes, accounts and other receivables that exceeds what the amortized cost would have been had the impairment not been recognized at the date the impairment is reversed.

Inventories

Inventories are accounted for on a perpetual basis.  Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and subsequently adjusted to costs using the weighted-average method at the end of each month.  Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities.  Inventories are valued at the lower of cost and net realizable value item by item.  Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

15

Long-term Investments Accounted for Under the Equity Method (including interests in Joint Ventures)

Investments in which the Company has ownership of at least 20% or exercises significant influence on operating decisions are accounted for under the equity method.  The difference of the acquisition cost and the underlying equity in the investee’s net assets as of acquisition date was amortized and goodwill arising from new acquisitions is analyzed and accounted for under the R.O.C. SFAS 25, in which goodwill is not subject to amortization.

Investment in jointly controlled entity is accounted for under the equity method.

When an equity investee offsets its accumulated deficit with its additional paid-in capital, the Company would debit additional paid-in capital and credit retained earnings in proportionate to its existing equity ownership to the extent that credit is available on the additional paid-in capital.

The change in the Company’s proportionate share in the net assets of an investee resulting from its acquisition of additional stock issued by the investee at a rate not proportionate to its existing equity ownership is charged to the additional paid-in capital and long-term investments accounts.

If the balance of the additional paid-in capital is less than the amount needed, the excess would be charged to the retained earnings.

Unrealized intercompany gains and losses arising from sales from the Company to equity method investees are eliminated in proportion to the Company’s ownership percentage at the end of the period until realized through transactions with third parties.  Intercompany gains and losses arising from transactions between the Company and majority-owned (above 50%) subsidiaries are eliminated entirely until realized through transactions with third parties.

Unrealized intercompany gains and losses due to sales from equity method investees to the Company are eliminated in proportion to the Company’s weighted-average ownership percentage of the investee until realized through transactions with third parties.

Unrealized intercompany gains and losses arising from transactions between two equity method investees are eliminated in proportion to the Company’s multiplied weighted-average ownership percentage with the investees until realized through transactions with third parties.  Those intercompany gains and losses arising from transactions between two majority-owned subsidiaries are eliminated in proportion to the Company’s weighted-average ownership percentage in the subsidiary that incurred the gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is recognized as impairment loss in the current period.

16

The total value of an investment and advances after recognition of the investment losses cannot be negative.  If the Company has the positive intention to continue to support the investees, or the losses of investees are only temporary, the Company will continue to recognize investment losses with its proportionate share.  If, after the investment loss is recognized, the net book value of the investment is less than zero, the investment is reclassified to liabilities on the consolidated balance sheet.

The Company ceases to use the equity method upon a loss of ability to exercise significant influence over an investee.  In accordance with R.O.C. SFAS 34, the carrying value of the investment upon the loss of significant influence remains as the carrying value of the investment.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as a gain or loss on disposal of investments.  Cash dividends received during the year of change are applied as a reduction of the carrying amount of the investment.  Dividends received in subsequent years are recorded in accordance with R.O.C. SFAS No. 32, “Accounting for Revenue Recognition.”

Gain or loss on disposal of long-term investments is based on the difference between selling price and book value of investments sold.  Any amount of the investee’s additional paid-in capital and other adjustment items recorded in the consolidated stockholders’ equity of the Company are eliminated in proportion to the amount of the investment sold and recorded as gain or loss on disposal of investments.

Property, Plant and Equipment

Property, plant and equipment are stated at cost.  Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.  Maintenance and repairs are charged to expense as incurred.  Significant renewals and improvements are treated as capital expenditures and are depreciated over their estimated useful lives.  Upon disposal of property, plant and equipment, the original cost and accumulated depreciation are written off and the related gain or loss is classified as non-operating income or expense.  Idle assets are classified as other assets at the lower of net book or net realizable value, with the difference charged to non-operating expenses.

Depreciation is recognized on a straight-line basis using the estimated economic life of the assets:  ,

Buildings	3～55 years
Machinery and equipment	2~8 years
Transportation equipment	4～7 years
Furniture and fixtures	2～20 years
Leased assets and leasehold improvements	The lease period or estimated economic life, whichever is shorter
17

Intangible Assets

a.  Trademarks are stated at cost and amortized over 10 years on a straight-line basis.

b. Goodwill generated from business combinations is no longer subject to amortization.  After initial recognition, goodwill shall be carried at cost less any accumulated impairment losses.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows:

Intellectual property license fees	The shorter of contract term or estimated economic life of the related technology
Software	2~5 years

Bonds

Transaction costs related to the issuance of the bonds were allocated to liability and equity components of bonds in proportion to the allocation of the proceeds.  For subsequent measurement of the liability components, the host contract is accounted for at amortized cost using the effective interest method.  If the difference between the straight-line method and the effective interest method is immaterial, the bond discount may be amortized using the straight-line method and recorded as interest expense.  Any embedded derivative instruments that are considered liability components and not clearly and closely related to the host debt instrument are measured at fair value and changes in fair value are recognized as a gain or loss on the valuation of the financial liability.  The equity component is measured as the residual amount after deducting the fair value of the liability component at date of issuance from the proceeds received and is not subsequently remeasured.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related, derivative financial instruments embedded in exchangeable bonds are bifurcated and accounted as financial liabilities at fair value through profit or loss.

When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the book value of the bonds is offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as a gain or loss on disposal of investments.

In accordance with R.O.C. SFAS 34, since the economic and risk characteristics of the embedded call or put option are clearly and closely related to the host contract, the derivative financial instruments embedded in convertible bonds were not recognized separately.

18

If the convertible bondholders exercise their conversion right before maturity, the Company shall adjust the carrying amount of the liability component.  The adjusted carrying amount of the liability component at conversion and the carrying amount of equity component are credited to common stock and additional paid-in capital - premiums.  No gain or loss is recognized upon bond conversion.

Both the host contract and bifurcated embedded derivative financial instrument in exchangeable bonds are classified as current liabilities if the bondholders have the right to demand settlement of the bonds within 12 months of the bonds become exchangeable.  In addition, the liability component of convertible bonds is classified as a current liability within 12 months of the date the bondholders may exercise the put right.  After put right expires, the liability component of the convertible bonds should be reclassified as long-term liability if it meets the definition of a long-term liability in all other respects.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee.  Fund assets are deposited under the committee’s name in the Bank of Taiwan and hence, not associated with the Company.  Therefore, fund assets are not to be included in the Company’s financial statements.  Pension benefits for employees of the Branch and overseas subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were allowed to elect either the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of  the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.

The accounting for UMC’s pension liability is computed in accordance with R.O.C. SFAS No.18, “Accounting for Pension”.  Net pension costs of the defined benefit plan are recorded based on an independent actuarial valuation.  Pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration.  UMC recognizes expenses from the defined contribution pension plan in the period in which the contribution becomes due.

Share-Based Payment

The Company used the intrinsic value method to recognize compensation cost for its employee stock options issued between January 1, 2004 and December 31, 2007, in accordance with Accounting Research and Development Foundation (ARDF) Interpretation Nos. 92-070~072.  For options granted on or after January 1, 2008, the Company recognizes compensation cost using the fair value method in accordance with R.O.C. SFAS No. 39 “Accounting for Share-Based Payment.” (R.O.C. SFAS 39)

19

Employee Bonus and Remunerations Paid to Directors and Supervisors

Employee bonus and remunerations paid to directors and supervisors are charged to expense at fair value and are no longer accounted for as an appropriation of retained earnings.

Treasury Stock

In accordance with R.O.C. SFAS No. 30, “Accounting for Treasury Stock”, treasury stock held by the Company is accounted for under the cost method.  The cost of treasury stock is shown as a deduction to consolidated stockholders’ equity, while any gain or loss from selling treasury stock is treated as an adjustment to additional paid-in capital.  The Company’s stock held by its subsidiaries is also treated as treasury stock.  Cash dividends received by subsidiaries from UMC are recorded as additional paid-in capital-treasury stock transactions.

For treasury stock sold to employees, the Company recognizes compensation cost in accordance with R.O.C. SFAS 39 and ARDF Interpretation No. 96-266 “Accounting for Treasury Stock Purchased by  Employees” and ARDF Interpretation No. 98-111 “Determining the Grant Date of Share-Based Payment”.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, the product or service  has been delivered, the seller's price to the buyer is fixed or determinable and collectability is reasonably assured.  Most of the Company’s sales transactions have shipping terms of Free Carrier (FCA), shipment in which title and the risk of loss or damage are transferred to the customer upon delivery of the product to a carrier approved by the customer.

Allowance for sales returns and discounts are estimated based on history of customer complaints, historical experiences, management judgment and any other known factors that might significantly affect collectability.  Such allowances are recorded in the same period in which sales are made.

Research and Development Expenditures

Research and development  expenditures are charged to expenses as incurred.

Capital Expenditure versus Operating Expenditure

Expenditures are capitalized when it is probable that the Company will receive future economic benefits associated with the expenditures.

Income Tax

The Company adopted R.O.C. SFAS No. 22, “Accounting for Income Taxes” for inter-period and intra-period income tax  allocation.  The provision for income taxes includes deferred income tax assets and liabilities that are a result of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, loss carry-forward and investment tax credits.  A valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.  A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability.  However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, its classification is based on the expected reversal date of the temporary difference.

20

According to R.O.C. SFAS No. 12, “Accounting for Income Tax Credits”, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditures, employee training, and certain equity investment by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the stockholders have resolved that the earnings shall be retained.

The Income Basic Tax Act of the R.O.C. (the IBTA) became effective on January 1, 2006.  Set up by the Executive Yuan, the IBTA is a supplemental 10% tax that is payable if the income tax payable determined by the R.O.C. Income Tax Act is below the minimum amount as prescribed by the IBTA.  The  IBTA is calculated based on taxable income as defined by the IBTA, which includes most income that is exempted from income tax under various legislations.  The impact of the IBTA has been considered in the Company’s income tax for the current reporting period.

Earnings per Share

Earnings per share is computed according to R.O.C. SFAS No. 24, “Earnings Per Share”.  Basic earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the current reporting period.  Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued.  Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents.  The weighted-average of outstanding shares is adjusted retroactively for stock dividends and employee stock bonus issues that are approved in the stockholders’ meetings prior to 2008.

Asset Impairment

Pursuant to R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets within the scope of the standard at each balance sheet date.  If impairment is indicated, the Company compares the asset’s carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) associated with the asset and writes down the carrying amount to the recoverable amount where applicable.  The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.  For previously recognized losses, the Company assesses at the balance sheet date if any indication that the impairment loss no longer exists or may have diminished.  If there is any such indication, the Company recalculates the recoverable amount of the asset, and if the recoverable amount has increased as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss so that the resulting carrying amount of the asset does not exceed the amount (net of amortization or depreciation) that would otherwise result had no impairment loss been recognized for the assets in prior years.

21

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated.  If an impairment test reveals that the carrying amount, including goodwill, of CGU or group of CGUs is greater than its recoverable amount, it results in an impairment loss.  The loss is first recorded against the CGU’s goodwill, with any remaining loss allocated to other assets on a pro rata basis proportionate to their carrying amounts.  The write-down of goodwill cannot be reversed in subsequent periods under any circumstances.

Impairment losses and reversals are classified as non-operating expenses and income, respectively.

Operating Segment Information

An operating  segment is a component of an entity that has the following characteristics:

a.  Engaging  in business activities from which it may earn revenues and incur expenses;

b. Whose  operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance; and

c.  For  which discrete financial information is available.

3. ACCOUNTING CHANGES

Notes, Accounts and Other Receivables

Effective January 1, 2011, the Company adopted the third revised R.O.C. SFAS 34.  This change in accounting principles had no significant effect on consolidated net income or consolidated earnings per share for the six-month period ended June 30, 2011.

Operating Segment Information

Effective from January 1, 2011, the Company adopted R.O.C. SFAS No. 41, “Operating Segments” (R.O.C. SFAS 41), to present operating segment information.  The newly issued R.O.C. SFAS 41 replaced R.O.C. SFAS No. 20, “Segment Reporting”, the comparative operating segment information has been presented accordingly.  This change in accounting principles had no effect on consolidated net income or consolidated earnings per share for the six-month periods ended June 30, 2011 and 2010.

4. CONTENTS OF SIGNIFICANT ACCOUNTS

(1)  CASH AND CASH EQUIVALENTS

	As of June 30,
	2011	2010
Cash
Cash on hand	$4,306	$3,743
Checking and savings accounts	16,926,051	13,657,071
Time deposits	36,844,626	38,633,316
Subtotal	53,774,983	52,294,130

Cash equivalents	6,926,313	7,031,200
Total	$60,701,296	$59,325,330
22

(2)  FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS

	As of June 30,
	2011	2010
Current
Listed stocks	$375,743	$1,331,524
Corporate bonds	492,976	391,406
Forward contracts	14,364	5,384
Subtotal	883,083	1,728,314
Noncurrent
Preferred stocks	49,292	-
Convertible bonds	74,844	77,760
Subtotal	124,136	77,760
Total	$1,007,219	$1,806,074

During the six-month periods ended June 30, 2011 and 2010, net losses arising from the changes in fair value of financial assets at fair value through profit or loss were NT$196 million and NT$37 million, respectively.

(3)  ACCOUNTS RECEIVABLE, NET

	As of June 30,
	2011	2010

Accounts receivable

	$19,105,173	$20,391,019

Less: Allowance for sales returns and discounts

	(410,897)	(450,949)

Less: Allowance for doubtful accounts

	(73,837)	(86,865)
Net	$18,620,439	$19,853,205

(4)  INVENTORIES, NET

	As of June 30,
	2011	2010

Raw materials

	$2,746,298	$1,425,108

Supplies and spare parts

	2,392,545	2,110,528

Work in process

	7,613,292	7,753,607

Finished goods

	2,996,580	575,835
Total	15,748,715	11,865,078

Less: Allowance for loss on decline in market value and obsolescence

	(1,941,615)	(1,073,771)
Net	$13,807,100	$10,791,307
23

a. Net realizable value of inventory was lower than its cost by NT$400 million, and the difference was included in the cost of goods sold for the six-month period ended June 30, 2011.  As of June 30, 2010, the circumstances that caused the net realizable value of inventory to be lower than its cost no longer existed.  As a result, the Company recognized a reversal gain of NT$ 354 million.

b. Inventories were not pledged.

(5)  AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As of June 30,

2011

2010

Current

Common stocks	$6,537,111	$5,858,631

Noncurrent

Common stocks	24,688,565	29,246,123
Depositary receipts	306,577	321,060
Funds	43,707	54,101
Subtotal	25,038,849	29,621,284
Total	$31,575,960	$35,479,915

During the six-month periods ended June 30, 2011 and 2010, the net unrealized losses adjustments to consolidated stockholders’ equity due to changes in fair value of available-for-sale assets were NT$4,344 million and NT$5,250 million, respectively.  Additionally, the Company recognized gains of NT$894 million and NT$554 million due to the disposal of available-for-sale assets during the six-month periods ended June 30, 2011 and 2010, respectively.

UMC issued bonds that are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into common stocks originally classified as available-for-sale financial assets, noncurrent.  Therefore, UMC reclassified the exchangeable shares to current assets.

(6)  FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

As of June 30,

2011

2010

Common stocks	$6,068,032	$4,883,065
Preferred stocks	1,810,844	1,982,878
Funds	418,256	617,212
Convertible bonds	24,437	27,336
Derivatives embedded in convertible bonds	-	36,267
Total	$8,321,569	$7,546,758

24

The Company acquired 80 thousand shares of RALINK TECHNOLOGY CORP. (RALINK) through private placement in July 2007 and its subsequent stock dividends, 4.4 million shares of INPAQ TECHNOLOGY CO., LTD. (INPAQ) through private placement in November 2007 and its subsequent stock dividends, 4.6 million shares of FIRST INTERNATIONAL TELECOM CORP. (FIRST INTERNATIONAL TELECOM) through private placement in March 2008, 4 million shares of E-ONE MOLI ENERGY CORP. (E-ONE) through private placement in June 2009, 2 million shares of A-DATA TECHNOLOGY CO., LTD. (A-DATA) through private placement in September 2009 and 2.5 million shares of CRYSTALWISE THCHNOLOGY INC. (CRYSTALWISE) through private placement in August 2010.  In addition, 500 units of convertible bonds acquired through private placement in September 2009 were converted to 2 million common shares of TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) in September 2010.  The exchange of these securities listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of RALINK, INPAQ, FIRST INTERNATIONAL TELECOM, E-ONE, A-DATA, TOPOINT and CRYSTALWISE will be removed on September 29, 2010, January 31, 2011, April 25, 2011, August 31, 2012, September 30, 2012, September 23, 2012 and September 23, 2013, respectively.

(7)  LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a. Details of long-term investments accounted for under the equity method are as follows：

As of June 30,

2011

2010

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

Unlisted companies
MOS ART PACK CORP. (MAP) (Note A)	$238,373	72.98	$-	-
SHANDONG HUAHONG ENERGY INVEST CO., INC. (SHANDONG HUAHONG) (Note B)	665,962	50.00	-	-
LIST EARN ENTERPRISE INC.	8,822	49.00	9,844	49.00
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. (SHENYANG U-LIGHTING) (Note B)	4,704	49.00	-	-
ALLIANCE OPTOTEK CORP.	151,079	48.43	197,248	48.05
MTIC HOLDINGS PTE. LTD.	237,567	46.49	251,878	46.49
YUNG LI INVESTMENTS, INC.	217,457	45.16	244,173	45.16
UNITED LED CORPORATION HONG KONG LIMITED (UNITED HK) (Note B)	618,360	45.00	266,536	50.00
MEGA MISSION LIMITED PARTNERSHIP	1,699,751	45.00	1,899,777	45.00
ACHIEVE MADE INTERNATIONAL LTD.	70,808	44.06	52,380	48.54
AEVOE INTERNATIONAL LTD.	140,880	43.77	58,557	43.77
WALTOP INTERNATIONAL CORP.	201,134	42.32	227,907	45.87
UNITECH CAPITAL INC.	726,333	42.00	756,892	42.00
25

As of June 30,

2011

2010

Investee Companies

Amount

Percentage of Ownership or Voting Rights

Amount

Percentage of Ownership or Voting Rights

HSUN CHIEH INVESTMENT CO., LTD.	$3,211,710	36.49	$3,115,923	36.49
UC FUND II	52,100	35.45	84,862	35.45
EXOJET TECHNOLOGY CORP.	99,681	34.32	73,290	41.66
SOLAR GATE TECHNOLOGY CO., LTD.	113,614	32.73	77,046	25.00
CTC CAPITAL PARTNERS I, L. P.	119,766	31.40	143,365	31.40
ANOTO TAIWAN CORP.	3,528	24.12	3,924	24.12
HIGH POWER LIGHTING CORP.	31,527	22.29	42,490	22.29
UNIMICRON HOLDING LIMITED	559,720	21.93	558,472	25.25
DAIWA QUANTUM CAPITAL PARTNERS I, L. P. (Note C)	56,931	12.50	63,633	12.50
TRANSLINK CAPITAL PARTNERS I L. P. (Note C)	92,837	10.38	83,798	10.55
TRANSLINK CAPITAL PARTNERS II L. P. (Note C)	6,899	4.77	-	-
UNITED MICRODISPLAY OPTRONICS CORP. (UMO) (Note D)	-	-	35,237	89.99
NEXPOWER TECHNOLOGY CORP.	-	-	3,151,567	45.97
POWER LIGHT TECH CO., LTD.(PLT) (Note E)	-	-	82,962	42.62
CRYSTAL MEDIA INC.	-	-	37,116	32.27
MOBILE DEVICES INC.	-	-	22,586	20.16
Total	$9,329,543		$11,541,463

Note A: On March 10, 2011, MAP has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation has not been completed as of June 30, 2011.

Note B: The Company uses the equity method to account for its investment in UNITED HK, SHENYANG U-LIGHTING and SHANDONG HUAHONG, which are jointly controlled entities.

Note C: The Company follows international accounting practices in equity accounting for limited partnerships because no equivalent type of business exists in R.O.C., and therefore, the Company uses the equity method to account for these investees.

Note D: On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting.  The liquidation was completed on June 23, 2011.

Note E:  On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

b. The change of investees’ equity was charged to the Company’s equity.  For the six-month periods ended June 30, 2011 and 2010, the changes charged to additional paid-in capital were decreases of NT$0.1 million and NT$0, respectively, and the changes charged to retained earnings were decreases of NT$16 million and NT$38 million, respectively.

26

c. Total gains (losses) arising from investments accounted for under the equity method were a gain of NT$9 million and a loss of NT$314 million for the six-month periods ended June 30, 2011 and 2010, respectively.  Investment income amounted to NT$174 million and NT$25 million for the six-month periods ended June 30, 2011 and 2010, respectively, and the related long-term investment balances of NT$4,835 million and NT$4,824 million as of June 30, 2011 and 2010, respectively, were determined based on the investees’ financial statements audited by the other independent auditors.

d. The long-term equity investments were not pledged.

(8)  DEBTS INVESTMENT WITHOUT ACTIVE MARKET, NONCURRENT

As of June 30,
2011

2010

Convertible bonds

$-	$19,778

The Company acquired 500 units of convertible bonds issued by TOPOINT TECHNOLOGY CO., LTD. (TOPOINT) through private placement in September 2009, and the exchange of the security listed above is restricted by Article 43 paragraph 8 of the Securities and Exchange Law.  The above-mentioned restriction of TOPOINT will be removed on  September 23, 2012.

(9)  PROPERTY, PLANT AND EQUIPMENT

	As of June 30, 2011
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$2,255,368	$-	$(266,905)	$1,988,463
Buildings	26,166,263	(10,876,294)	(971,337)	14,318,632
Machinery and equipment	532,762,693	(428,543,453)	(469,798)	103,749,442
Transportation equipment	69,516	(55,820)	-	13,696
Furniture and fixtures	3,722,306	(3,050,665)	(9,394)	662,247
Leasehold improvement	745,155	(132,505)	-	612,650
Construction in progress and prepayments	21,025,446	-	-	21,025,446
Total	$586,746,747	$(442,658,737)	$(1,717,434)	$142,370,576

	As of June 30, 2010
	Cost	Accumulated Depreciation	Accumulated Impairment	Book Value
Land	$1,564,195	$-	$(270,810)	$1,293,385
Buildings	21,043,233	(9,751,713)	(992,882)	10,298,638
Machinery and equipment	470,763,149	(407,791,778)	(482,085)	62,489,286
Transportation equipment	69,355	(59,682)	-	9,673
Furniture and fixtures	3,300,701	(2,899,063)	(9,929)	391,709
Leasehold improvement	53,594	(48,126)	-	5,468
Construction in progress and prepayments	21,279,308	-	-	21,279,308
Total	$518,073,535	$(420,550,362)	$(1,755,706)	$95,767,467
27

a. Total interest expense before capitalization amounted to NT$234 million and NT$205 million for the six-month periods ended June 30, 2011 and 2010, respectively.

Details of capitalized interest are as follows:

	For the six-month periods ended June 30,
	2011	2010
Land	$-	$383
Buildings	1	35,568
Machinery and equipment	131,190	167,107
Furniture and fixtures	1,651	105
Others	60	21
Total interest capitalized	$132,902	$203,184

Interest rates applied	1.02%~2.80%	1.34%~3.26%

b. Please refer to Note 6 for property, plant and equipment pledged as collateral.

(10)  OTHER ASSETS－OTHERS

	As of June 30,
	2011	2010
Leased assets	$1,017,112	$1,032,615
Deposits-out	929,287	942,450
Long-term prepayment	535,500	-
Others	106,622	114,277
Total	$2,588,521	$2,089,342
28

Please refer to Note 6 for Deposits-out pledged as collateral.

(11)  IMPAIRMENT LOSS

	For the six-month periods ended June 30,
	2011	2010
Long-term investments accounted for under the equity method	$9,503	$20,802
Financial assets measured at cost, noncurrent	249,031	16,254
Total	$258,534	$37,056

After considering objective evidence and the result of the impairment loss testing, the Company recognized impairment losses amounted to NT$259 million and NT$37 million for its long-term investments accounted for under the equity method and financial assets measured at cost, noncurrent, respectively, for the six-month periods ended June 30, 2011 and 2010.

(12)  SHORT-TERM LOANS

	As of June 30,
	2011	2010
Unsecured bank loans	$6,042,044	$1,189,980

	For the six-month periods ended June 30,
	2011	2010
Interest rates	0.54%~2.34%	0.54%~2.03%

The Company’s unused short-term lines of credits amounted to NT$16,736 million and NT$15,487 million as of June 30, 2011 and 2010, respectively.

(13)  FINANCIAL LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, CURRENT

	As of June 30,
	2011	2010
Derivatives embedded in exchangeable bonds	$1,777,909	$1,599,792
Forward contracts	6,066	61,251
Total	$1,783,975	$1,661,043

During the six-month periods ended June 30, 2011 and 2010, net gains arising from financial liabilities at fair value through profit or loss were NT$411 million and NT$78 million, respectively.

29

(14)  BONDS PAYABLE

	As of June 30,
	2011	2010
Unsecured exchangeable bonds payable	$5,811,883	$6,498,962
Unsecured convertible bonds payable	14,244,155	-
Less: Discounts on bonds payable	(1,331,633)	(1,097,828)
Total	18,724,405	5,401,134
Less: Current or exchangeable portion	(5,036,645)	(5,401,134)
Net	$13,687,760	$-

A.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$127.2 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Unimicron Technology Corporation (Unimicron) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

30

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Unimicron, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange:

i.    Underlying Securities: Common shares of Unimicron

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Unimicron common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD51.1875 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD49.6829 per share on June 30, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

B.  On December 2, 2009, UMC issued SGX-ST listed zero coupon exchangeable bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$80 million

b. Period: December 2, 2009 ~ December 2, 2014 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 12 months of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.5% per annum (the Early Redemption Price) if the closing price of the common shares of Novatek Microelectronics Corp., Ltd. (Novatek) on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 130% of the exchange price then in effect translated into US dollars at the rate of NTD 32.197=USD 1.00.

31

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Price if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Price at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.  All, or any portion, of the bonds will be redeemable in US dollars at the option of bondholders on December 2, 2011 at 99% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all or any portion of the bonds at the Early Redemption Price if the common shares of the exchanged securities are officially delisted on the TSE for a period of five consecutive trading days.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC or Novatek, the bondholders shall have the right to require UMC to redeem the bonds, in whole or in part, at the Early Redemption Price.

d. Terms of Exchange

i.    Underlying Securities: Common shares of Novatek

ii.   Exchange Period: The bonds are exchangeable at any time on or after January 1, 2010 and prior to November 22, 2014, into Novatek common shares; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.  Exchange Price and Adjustment: The exchange price was originally NTD108.58 per share, determined on the basis of a fixed exchange rate of NTD 32.197=USD 1.00.  The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The exchange price is NTD102.4836 per share on June 30, 2011.

32

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 97.53% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the exchange right before maturity; or

iii.  The bonds shall have been redeemed or purchased by UMC and cancelled.

C.  On May 24, 2011, UMC issued SGX-ST listed currency linked zero coupon convertible bonds.  The terms and conditions of the bonds are as follows:

a. Issue Amount: US$500 million

b. Period: May 24, 2011 ~ May 24, 2016 (Maturity date)

c. Redemption:

i.    UMC may redeem the bonds, in whole or in part, after 3 years of the issuance and prior to the maturity date, at the principal amount of the bonds with an interest calculated at the rate of -0.25% per annum (the Early Redemption Amount) if the closing price of UMC’s ADS on the New York Stock Exchange, for a period of 20 out of 30 consecutive ADS trading days, the last of which occurs not more than 5 ADS trading days prior to the date upon which notice of such redemption is published, is at least 130% of the conversion price.  The Early Redemption Price will be converted into NTD based on the Fixed Exchange Rate (NTD 28.846=USD 1.00), and this fixed NTD amount will be converted using the Prevailing Rate at the time of redemption for payment in USD.

ii.   UMC may redeem the bonds, in whole, but not in part, at the Early Redemption Amount if at least 90% in principal amount of the bonds has already been converted, redeemed or repurchased and cancelled.

iii.  UMC may redeem all, but not part, of the bonds, at the Early Redemption Amount at any time, in the event of certain changes in the R.O.C.’s tax rules which would require UMC to gross up for payments of principal, or to gross up for payments of interest or premium.

33

iv.  All or any portion of the bonds will be redeemable in at Early Redemption Amount at the option of bondholders on May 24, 2014 at 99.25% of the principal amount.

v.   Bondholders have the right to require UMC to redeem all of the bonds at the Early Redemption Amount if UMC’s ADS cease to be listed or admitted for trading on the New York Stock Exchange, or UMC’s common shares cease to be listed on the Taiwan Stock Exchange.

vi.  In the event that a change of control as defined in the indenture of the bonds occurs to UMC, the bondholders shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

d. Terms of Conversion

i.    Underlying Securities: ADS of UMC

ii.   Conversion Period: The bonds are convertible at any time on or after July 4, 2011 and prior to May 14, 2016, into UMC’s ADS; provided, however, that if the exercise date falls within 8 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the ADS it receives will be subject to certain restrictions.

iii.  Conversion Price and adjustment: The Conversion Price was originally USD3.77 per ADS, determined on the basis of a Fixed Exchange Rate of NTD 28.846=USD 1.00.  The Conversion Price will be subject to adjustments upon the occurrence of certain events set out in the indenture.  The Conversion Price is USD3.77 per ADS on June 30, 2011.

e. Redemption on the Maturity Date: On the maturity date, UMC will redeem the bonds at 98.76% of the principal amount unless, prior to such date:

i.    UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder;

ii.   The bondholders shall have exercised the conversion right before maturity; or

iii.  The bonds shall have been redeemed or repurchased by UMC and cancelled.

In accordance with R.O.C. SFAS No. 36, the value of the conversion right of the convertible bonds was determined at issuance and recognized in additional paid-in capital – stock options amounting to NT$680 million, excluding issuance costs allocated to additional paid-in capital – stock options amounting to NT$3 million.  The effective interest rate on the liability component of the convertible bonds was determined to be 0.82%.

34

D.  Repayments of the above-mentioned bonds in the future year are as follows:

Bonds repayable (Year)	Amount
2014	$5,811,883
2016	14,244,155
Total	$20,056,038

(15)  LONG-TERM LOANS

a. Details of long-term loans are as follows:

Lender	As of June 30, 2011	Redemption
Secured Long-Term Loan from Bank of Taiwan	$583,333	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(1)	620,000	Repayable semiannually from June 30, 2012 to December 31, 2015 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(2)	200,000	Repayable semiannually from December 24, 2012 to June 24, 2016 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(3)	200,000	Bullet Repayment on May 16, 2014 and interest is paid monthly.
Secured Long-Term Loan from First Commercial Bank(4)	400,000	Bullet Repayment on June 27, 2014 and interest is paid monthly.
Secured Long-Term Loan from Mega International Commercial Bank	944,000	Repayable quarterly from June 30, 2012 to June 30, 2016 and interest is paid monthly.
Secured Syndicated Loans from Bank of Taiwan and 7 others	2,770,000	Repayable semiannually from February 10, 2012 to August 10, 2013 and interest is paid monthly.
Secured Syndicated Loans from Taiwan Cooperative Bank and 5 others	1,200,000	Repayable semiannually from October 25, 2010 to April 25, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(1)	44,250	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank(2)	200,000	Repayable quarterly from December 28, 2012 to December 28, 2015 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	87,500	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	7,449,083
Less: Administrative expenses from syndicated loans	(9,980)
Less: Current portion	(1,553,112)
Total	$5,885,991

	For the six-month period ended June 30, 2011
Interest Rates	1.14%~2.21%

35

Lender	As of June 30, 2010	Redemption
Secured Long-Term Loan from Bank of Taiwan	$700,000	Repayable quarterly from March 30, 2011 to December 30, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from Mega International Commercial Bank	88,850	Repayable quarterly from May 25, 2010 to May 25, 2012 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (1)	100,000	Repayable quarterly from May 22, 2011 to February 22, 2013 and interest is paid monthly.
Unsecured Long-Term Loan from First Commercial Bank (2)	200,000	Repayable quarterly from September 30, 2011 to June 30, 2013 and interest is paid monthly.
Subtotal	1,088,850
Less: Current portion	(173,767)
Total	$915,083

	For the six-month period ended June 30, 2011
Interest Rates	1.28%~1.63%
36

b.   The long-term loans on June 30, 2011 will be repaid by installments with the last payment on June 30, 2016.  Repayments in the coming years respectively are as follows:

Long-Term Loans repayable (Year)	Amount
2011 (3rd quarter and thereafter)	$363,967
2012	2,452,256
2013	2,469,490
2014	1,388,656
2015	638,655
2016	136,059
Total	$7,449,083

c.   Please refer to Note 6 for property, plant and equipment pledged as collateral for long- term loans.

(16)  PENSION PLAN

a. The Labor  Pension Act of the R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005.  Employees eligible for the Labor Standards Law, a defined benefit plan, were offered the options to elect the pension calculation under the Act or continue to be subject to the pension calculation under the Labor Standards Law.  Those employees that elected to be subject to the Act will have their seniority achieved under the Labor Standards Law retained upon election of the Act, and the Company will make monthly contributions of no less than 6% of these employees’ monthly wages to the employees’ individual pension accounts.  The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts beginning July 1, 2005, and a total of NT$247 million and NT$196 million were contributed by the Company for the six-month periods ended, 2011 and 2010, respectively.  Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and during the six-month periods ended June 30, 2011 and 2010, the Company made contributions of NT$81 million and NT$93 million, respectively.

b. The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year.  Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the fifteenth year.  The total units shall not exceed 45 units.  In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Bank of Taiwan in the name of an administered pension fund committee.  Pension costs amounted to NT$44 million and NT$98 million were recognized for the six-month periods ended June 30, 2011 and 2010, respectively.  The balances of the pension fund deposited at the Bank of Taiwan were NT$1,421 million and NT$1,336 million, respectively.

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(17)  CAPITAL STOCK

a. UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of June 30, 2010, each at a par value of NT$10.

b. UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2010.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of June 30, 2010.  One ADS represents five common shares.

c. Among the employee stock options issued by UMC on December 13, 2007, 141 thousand shares were exercised during the six-month period ended June 30, 2010.  The issuance process through the authority had been completed.

d. On December 31, 2010, UMC sold 64 million shares of treasury stock to employees, which were repurchased during the periods from January 7 to February 16, 2009, for the purpose of transferring to employees.

e. UMC had 26,000 million common shares authorized to be issued, and 12,988 million shares were issued as of June 30, 2011, each at a par value of NT$10.

f.  UMC had issued a total of 230 million ADSs, which were traded on the NYSE as of June 30, 2011.  The total number of common shares of UMC represented by all issued ADSs was 1,148 million shares as of June 30, 2011.  One ADS represents five common shares.

g. Among the employee stock option issued by UMC on June 19, 2009, 88,244 thousand shares were exercised during the six-month period ended June 30, 2011.  The issuance process through the authority had not been completed as of June 30, 2011, UMC  recorded the amount of shares under Capital collected in advance.  The issuance process through the authority was subsequently completed on July 22, 2011.

(18)  EMPLOYEE STOCK OPTIONS

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On October 8, 2003, September 30, 2004, December 22, 2005, October 9, 2007 and May 12, 2009, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 150 million, 150 million, 350 million, 500 million and 500 million units, respectively.  Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock.  Settlement upon the exercise of the options will be made through the issuance of new shares by the Company.  The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant.  The contractual life is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan after  2 years from the date of grant.  Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Shares available to option holders (in thousands) (Note)	Exercise price (NTD) (Note)
November 26, 2003	57,330	-	-	$33.70
March 23, 2004	33,330	-	-	$31.25
July 1, 2004	56,590	-	-	$28.24
October 13, 2004	20,200	-	-	$24.28
April 29, 2005	23,460	-	-	$22.37
August 16, 2005	54,350	23,807	16,598	$29.47
September 29, 2005	51,990	32,800	22,867	$26.89
January 4, 2006	39,290	13,370	9,321	$23.17
May 22, 2006	42,058	20,117	14,025	$25.19
August 24, 2006	28,140	10,985	7,658	$24.09
December 13, 2007	500,000	365,462	365,462	$18.03
June 19, 2009	300,000	174,050	174,050	$10.40
Total	1,206,738	640,591	609,981

Note: The employee stock options granted prior to August 7, 2007, the effective date of capital reduction, were adjusted in accordance with the capital reduction rate.  Each option unit entitles an optionee to subscribe for about 0.7 share of the Company’s common stock.   The exercise price of the options is also adjusted according to capital reduction rate.  Each stock option unit granted after August 7, 2007 remains to be subscribed for 1 share of the Company’s common stock.

a. A summary of the Company’s stock option plan and related information for the six-month periods ended  June 30, 2011 and 2010 is as follows:

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	For the six-month periods ended June 30,
	2011			2010
	Options (in thousands)	Shares available to option holders(in thousands)	Weighted- average Exercise Price per shares (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
Outstanding at beginning of period	752,700	718,876	$16.05	861,771	809,566	$16.59
Exercised	(88,244)	(88,244)	$10.40	(141)	(141)	$18.03
Forfeited	(16,345)	(15,409)	$15.99	(29,585)	(27,853)	$15.88
Expired	(7,520)	(5,242)	$22.37	(12,628)	(8,804)	$31.25
Outstanding at end of period	640,591	609,981	$16.82	819,417	772,768	$16.45

Exercisable at end of period	411,308	381,187	$18.71	343,319	298,098	$20.96

b. The information on the Company’s outstanding stock options as of June 30, 2011, is as follows:

		Outstanding Stock Options				Exercisable Stock Options
Authorization Date	Range of Exercise Price (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Expected Remaining Years	Weighted- average Exercise Price per share (NTD)	Options (in thousands)	Shares available to option holders (in thousands)	Weighted- average Exercise Price per share (NTD)
2004.09.30	$22.37~$29.47	56,607	39,465	0.20	$27.98	56,001	39,042	$27.96
2005.12.22	$23.17~$25.19	44,472	31,004	0.84	$24.31	43,462	30,300	$24.30
2007.10.09	$18.03	365,462	365,462	2.45	$18.03	270,312	270,312	$18.03
2009.05.12	$10.40	174,050	174,050	3.97	$10.40	41,533	41,533	$10.40
		640,591	609,981	2.66	$16.82	411,308	381,187	$18.71

c. The Company used the intrinsic value method to recognize compensation costs for its employee stock options issued between January 1, 2004 and December 31, 2007.  Compensation costs for these options were NT$0 for the six-month periods ended June 30, 2011 and 2010.  For options granted on or after January 1, 2008, the Company recognized compensation cost of NT$152 million and NT$126 million using the fair value method in accordance with R.O.C. SFAS 39 for the six-month periods ended June 30, 2011 and 2010.

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The Company granted options prior to adopting R.O.C. SFAS 39.  Pro forma information on net income and earnings per share using the fair value method is as follows:

	For the six-month period ended June 30, 2011
	Basic earnings per share	Diluted earnings per share
Net income	$7,675,264	$7,684,971
Earnings per share (NTD)	$0.61	$0.59
Pro forma net income	$7,597,081	$7,606,788
Pro forma earnings per share (NTD)	$0.61	$0.59

	For the six-month period ended June 30, 2010
	Basic earnings per share	Diluted earnings per share
Net income	$8,754,593	$8,754,593
Earnings per share (NTD)	$0.70	$0.68
Pro forma net income	$8,610,231	$8,610,231
Pro forma earnings per share (NTD)	$0.69	$0.67

The fair value of the options outstanding as of June 30, 2011 and 2010 were estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions.  The factors before and after the adoption of R.O.C. SFAS 39 to account for share-based payments were as follows:

Factors	Before	After
Expected dividend yields	1.37~1.71%	1.98%
Volatility factors of the expected market price of the Company’s common stock	36.29%~49.10%	40.63%
Risk-free interest rate	1.85%~2.85%	1.01%
Weighted-average expected life	4~5 years	3.16~5.03 years

(19)  TREASURY STOCK

a. Changes in treasury stock during the six-month periods ended June 30, 2011 and 2010 are as follows:

For the six-month period ended June 30, 2011

(In thousands of shares)

Purpose	As of January 1, 2011	Increase	Decrease	As of June 30, 2011
For transfer to employees	457,934	-	-	457,934

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For the six-month period ended June 30, 2010

(In thousands of shares)

Purpose	As of January 1, 2010	Increase	Decrease	As of June 30, 2010
For transfer to employees	221,909	300,000	-	521,909

b. According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of UMC’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, additional paid-in capital – premiums and realized additional paid-in capital.  As such, the maximum number of shares of treasury stock that UMC could hold as of June 30, 2011 and 2010, were 1,299 million shares and 1,299 million shares, while the ceiling amount were NT$66,452 million and NT$57,351 million, respectively.

c. In compliance with Securities and Exchange Law of the R.O.C., treasury stock should not be pledged, nor should it be entitled to voting rights or receiving dividends.  Stock held by subsidiaries is treated as treasury stock.  These subsidiaries have the same rights as other stockholders except for subscription to new stock issuance and voting rights.

d. As of June 30, 2011, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.25 per share.  The closing price on June 30, 2011 was NT$14.25.

As of June 30, 2010, UMC’s subsidiary, FORTUNE VENTURE CAPITAL CORP., held 16 million shares of UMC’s stock, with a book value of NT$14.35  per share.  The closing price on June 30, 2010 was NT$14.35.

(20)  RETAINED EARNINGS AND DIVIDEND POLICIES

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a. Payment of all taxes and dues;

b. Offset prior years’ operation losses;

c. Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d. Special capital reserve or reversal in accordance with relevant laws or regulations or as requested by the authorities in charge; (Note)

e. Set aside 0.1% of the remaining amount after deducting items (a), (b), (c) and (d) as directors’ remuneration; and

f.  After deducting items (a), (b), (c) and (d) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employee bonus, which will be settled through issuance of new shares of UMC, or cash.  Employees of UMC’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employee stock bonus.

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g. The distribution of the remaining portion, if any, will be recommended by the board of directors and resolved in the stockholders’ meeting.

The policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of stockholders, stock dividend equilibrium, and long-term financial planning.  The board of directors shall make the distribution proposal annually and present it at the stockholders’ meeting.  UMC’s  Articles of Incorporation further provide that no more than 80% of the dividends to stockholders, if any, must be paid in the form of stock dividends.  Accordingly, at least 20% of the dividends must be paid in the form of cash.

Note: In light of the amendment of the Corporate Governance Best-Practice Principles for TWSE/GTSM Listed Companies on March 31, 2011, UMC’s Articles of Incorporation were revised and revisions approved in the stockholders’ meeting held on June 15, 2011.

According to the regulation of Taiwan SFC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under stockholders’ equity, such as unrealized loss on financial instruments and negative cumulative translation adjustment, at every year-end.  Such special reserve is prohibited from distribution.  However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for earnings distribution or offsetting accumulated deficit.

During the six-month periods ended June 30, 2011 and 2010, the amounts of the employee bonus and remunerations to directors were estimated.  The board of directors estimated the amount by taking into consideration of the Company’s Articles of Incorporation, government regulations and industry average.  Estimated amount of employee bonus and remunerations paid to directors are charged to current income.  If the board modified the estimates significantly in the subsequent periods, the Company will recognize the change as an adjustment to current income.  Moreover, if the amounts were modified by the stockholders’ meeting in the following year, the adjustment will be regarded as a change in accounting estimate and will be reflected in the consolidated statement of income in the following year.  Upon stockholders’ approval of the employee stock bonus, the distribution amount is determined by dividing the total approved bonus amount with the closing market price of the Company’s stock one day prior to the approved date.  Information about appropriations of the bonus to employees and directors can be obtained from the “Market Observation Post System” on the website of the TSE

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The distributions of cash dividend, employee bonus and directors’ remuneration for 2010 and 2009 were approved through the stockholders’ meeting held on June 15, 2011 and June 15, 2010, respectively.  The details of distribution are as follows:

	2010	2009
Cash Dividend	NT$1.12 per share	NT$0.50 per share
Employee bonus – Cash (in thousand NTD)	2,476,611	965,003
Directors’ remuneration (in thousand NTD)	21,402	9,584

Employee bonus and directors’ remuneration for 2010 and 2009 which were approved through the stockholders’ meeting, were consistent with the resolutions of meeting of Board of Directors held on March 16, 2011 and March 17, 2010, respectively.

The aforementioned cash dividend for 2010 was adjusted to NT$1.11164840 per share due to the increase in outstanding common stock as a result of newly issued shares to settle employee stock options exercised.  The distribution was approved through the Board of Directors’ meeting held on July 8, 2011.

(21)  OPERATING COSTS AND EXPENSES

The Company’s  personnel, depreciation, and amortization expenses are summarized as follows:

	For the six-month periods ended June 30,
	2011			2010
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$6,346,186	$2,416,027	$8,762,213	$6,078,257	$2,313,011	$8,391,268
Labor and health insurance	377,202	119,238	496,440	286,037	96,470	382,507
Pension	283,017	89,350	372,367	295,762	91,357	387,119
Other personnel expenses	76,637	33,033	109,670	61,161	19,241	80,402
Depreciation	14,525,835	1,013,001	15,538,836	14,579,518	986,683	15,566,201
Amortization	81,611	140,908	222,519	70,933	214,566	285,499

(22)  INCOME TAX

a. Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows：

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	For the six-month periods ended June 30,
	2011	2010
Income tax on pre-tax income from continuing operations at statutory tax rate	$1,382,104	$1,558,387
Permanent and temporary differences	63,747	(836,300)
Change in investment tax credit	(452,643)	2,056,528
Change in loss carry-forward	2,314,052	(87,234)
Change in valuation allowance	(2,430,416)	(2,342,962)
Income Basic Tax	25,316	2,526
Estimated 10% income tax on unappropriated earnings	4,033	-
Adjustment of prior year’s tax expense	(947)	(4,647)
Change in deferred tax assets and liabilities resulting from the change of statutory tax rate	-	202,628
Effect of different tax rates between UMC and subsidiaries	23,444	14,752
Others	(105,514)	(53,347)
Income tax expense	$823,176	$510,331

b. Significant components of deferred income tax assets and liabilities are as follows:

	As of June 30,
	2011		2010
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$6,993,297		$7,534,276
Depreciation	$3,199,821	815,682	$3,383,602	1,002,392
Loss carry-forward	13,830,608	4,953,056	11,145,571	4,309,538
Pension	3,321,870	495,896	3,288,593	559,061
Allowance on sales returns and discounts	357,465	71,959	456,446	93,237
Allowance for loss on decline in market value and obsolescence of inventories	1,730,678	302,425	938,161	171,819
Others	2,398,520	506,174	2,248,428	586,331
Total deferred income tax assets		14,138,489		14,256,654
Valuation allowance		(10,329,949)		(10,486,645)
Net deferred income tax assets		3,808,540		3,770,009

Deferred income tax liabilities
Unrealized exchange gain	(406,909)	(69,174)	(180,395)	(30,686)
Depreciation	(55)	(14)	-	-
Others	(375,362)	(81,112)	(229,412)	(37,363)
Total deferred income tax liabilities		(150,300)		(68,049)
Total net deferred income tax assets		$3,658,240		$3,701,960

Deferred income tax assets-current		$2,425,089		$3,198,338
Deferred income tax liabilities-current		(122,426)		(42,595)
Valuation allowance		(1,849,532)		(2,214,634)
Net		453,131		941,109

Deferred income tax assets-noncurrent		11,713,400		11,058,316
Deferred income tax liabilities-noncurrent		(27,874)		(25,454)
Valuation allowance		(8,480,417)		(8,272,011)
Net		3,205,109		2,760,851
Total net deferred income tax assets		$3,658,240		$3,701,960
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c. UMC’s income tax returns for all the fiscal years up to 2007 have been assessed and approved by the R.O.C. Tax Authority.

d. UMC was granted several four or five-year income tax exemption periods with respect to income derived from the expansion of operations.  The income tax exemption periods will expire on December 31, 2015.

e. The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of June 30, 2011, the Company’s unused investment tax credits were as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2011	$2,130,974	$820,341
2012	2,021,047	2,021,047
2013	1,908,999	1,908,999
2014	2,143,267	2,143,267
2015	99,643	99,643
Total	$8,303,930	$6,993,297

f.  As of June 30, 2011, the unutilized accumulated losses for the Company were as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2011	$4,444,060	$4,444,060
2012	1,259,619	1,259,619
2013	189,129	189,129
2014	1,583,571	1,583,571
2015	2,279,393	2,279,393
2016	1,053,676	1,053,676
2017	547,853	547,853
2018	263,975	263,975
2019	687,311	687,311
2020	941,039	941,039
2021	580,982	580,982
Total	$13,830,608	$13,830,608

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g. The balance of UMC’s imputation credit amounts as of June 30, 2011 and 2010 were NT$1,775 million and NT$1,215 million, respectively.  The expected creditable ratio for 2010 and the actual creditable ratio for 2009 were 6.54% and 11.45%, respectively.

h. UMC’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

i.  According to R.O.C. Income Tax Act amended on May 27, 2009, effective January 1, 2010, the statutory tax rate of the Company was decreased from 25% to 20%, which was further reduced to 17% in accordance with the amendment dated June 15, 2010.

(23)  EARNINGS PER SHARE

For the six-month period ended June 30, 2011, there were unsecured convertible bonds outstanding and for the six-month periods ended June 30, 2011 and 2010, there were employee stock options outstanding and the Company calculated the effect of employee bonus in accordance with the ARDF Interpretation No. 97-169.  The Company is considered as a complex capital structure.  Therefore, in consideration of such complex structure, the calculated basic and diluted earnings per share for the six-month periods ended June 30, 2011 and 2010, are disclosed as follows:

	For the six-month period ended June 30, 2011
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income attributable to UMC’s common stock stockholders	$8,498,524	$7,675,264	12,513,899	$0.68	$0.61
Effect of dilution
Employee bonus	$-	$-	220,418
Employee stock option	-	-	76,458
Unsecured convertible bonds	11,695	9,707	139,221
Earnings per share-diluted
Income attributable to UMC’s common stock stockholders	$8,510,219	$7,684,971	12,949,996	$0.66	$0.59

	For the six-month period ended June 30, 2010
	Amount			Earnings per share (NTD)
	Income before income tax	Net income	Shares expressed in thousands	Income before income tax	Net income
Earnings per share-basic (NTD)
Income from continuing operations	$9,196,294	$8,686,144	12,543,463	$0.73	$0.69
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$9,278,763	$8,754,593		$0.74	$0.70
Effect of dilution
Employee bonus	$-	$-	142,432
Employee stock option	-	-	99,086
Earnings per share-diluted
Income from continuing operations	9,196,294	8,686,144	12,784,981	$0.72	$0.67
Extraordinary gain	82,469	68,449		0.01	0.01
Income attributable to UMC’s common stock stockholders	$9,278,763	$8,754,593		$0.73	$0.68

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5. RELATED PARTY TRANSACTIONS

(1)  Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee (liquidation completed on November 30, 2010)
UMCI LTD.	Equity Investee (liquidation completed on May 10, 2011)
UNITECH CAPITAL INC.	Equity Investee
MEGA MISSION LIMITED PARTNERSHIP	Equity Investee
MTIC HOLDINGS PTE. LTD.	Equity Investee
UNIMICRON HOLDING LIMITED	Equity Investee
HSUN CHIEH INVESTMENT CO., LTD.	Equity Investee
UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee (liquidation completed on June 23, 2011)
AMIC TECHNOLOGY CORP.	Equity Investee (ceased to be an equity investee since June 2010)
XGI TECHNOLOGY INC. (XGI)	Equity Investee (ceased to be an equity investee since June 2010)
SILICON INTEGRATED SYSTEMS CORP. (SIS)	The Company’s director
POWER LIGHT TECH CO., LTD. (PLT) (NOTE)	Subsidiary’s equity investee (NOTE)
MOS ART PACK CORP. (MAP)	Subsidiary’s equity investee (has filed for liquidation on March 10, 2011)
CRYSTAL MEDIA INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since April 2011)
MOBILE DEVICES INC.	Subsidiary’s equity investee (ceased to be an subsidiary’s equity investee since July 2010)
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Subsidiary’s equity investee (since July, 2010)
UNITED LED CORPORATION HONG KONG LIMITED	Subsidiary’s equity investee (since February, 2010)
SOLAR GATE TECHNOLOGY CO., LTD.	Subsidiary’s equity investee (since March, 2010)
UNIMICRON CORPORATION	Subsidiary’s director (since October, 2010)
CRYSTALWISE TECHNOLOGY INC.	Same chairman with UMC (since September, 2010)
JINING SUNRICH SOLARENERGY CORPORATION	Same general manager with subsidiaries (since October, 2010)
SUBTRON TECHNOLOGY CO., LTD.	Subsidiary’s supervisor (since October, 2010)
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Note: On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged with PLT.  PLT is the surviving company and was renamed to UNITED LIGHTING OPTO-ELECTRONIC INC. (UNITED LIGHTING).  After the business combination, UNITED LIGHTING is included as a consolidated subsidiary.

(2)  Significant Related Party Transactions

a. Operating revenues

	For the six-month periods ended June 30,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$193,985	1	$447,390	1
Others	144,670	0	29,744	0
Total	$338,655	1	$477,134	1

The sales price to the above related parties was determined through mutual agreement based on the market conditions.  The collection period for overseas sales to related parties was net 60 days, while the terms for domestic sales were month-end 45~60 days.  The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b. Accounts receivable, net

	As of June 30,
	2011		2010
	Amount	Percentage	Amount	Percentage
SIS	$80,702	1	$203,969	1
Others	52,206	0	2,375	0
Total	132,908	1	206,344	1
Less:Allowance for sales returns and discounts	(324)		(1,417)
Net	$132,584		$204,927

c. Significant asset transactions

	For the six-month period ended June 30, 2011
	Item	Purchase price	Disposal amount	Disposal Loss
MAP	Purchase of fixed assets	$563,592	$-	$-

	For the six-month period ended June 30, 2010
	Item	Purchase price	Disposal amount	Disposal Gain
SIS	Disposal of XGI stock	$-	$38,030	$14,690
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6. ASSETS PLEDGED AS COLLATERAL

As of June 30, 2011

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Restricted deposits	$50,155	Land Trading Center of Jining Municipal Bureau of Land, Shandong Province	Collateral for state-owned construction land use right in China
Deposit-out (Time deposit)	645,906	Customs	Customs duty guarantee
Deposit-out (Time deposit)	99,859	Science Park Administration	Collateral for land lease and guarantee for investment plan
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Deposit-out (Time deposit)	4,292	First Commercial Bank	Standby Letters of Credit
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Land	699,627	First Commercial Bank	Collateral for long- term loans
Buildings	2,035,247	Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Machinery and equipment	8,862,620	Bank of Taiwan, First Commercial Bank, Mega International Commercial Bank, Syndicated Loans from Bank of Taiwan and 7 others and Syndicated Loans from Taiwan Cooperative Bank and 5 others	Collateral for long- term loans
Construction in progress and prepayments	619,329	First Commercial Bank and Mega International Commercial Bank	Collateral for long- term loans
Total	$13,088,419
50

As of June 30, 2010

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$639,841	Customs	Customs duty guarantee
Deposit-out (Time deposit)	86,335	Science Park Administration	Collateral for land lease
Deposit-out (Time deposit)	43,800	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Deposit-out (Time deposit)	960	Bureau of Energy, Ministry of Economic Affairs	Energy resources guarantee
Deposit-out (Time deposit)	26,624	Securities and Futures Investors Protection Center	Negotiation guarantee
Machinery and equipment	3,372,144	Bank of Taiwan	Collateral for long- term loans
Total	$4,169,704

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7. COMMITMENT AND CONTINGENT LIABILITIES

(1)  The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$5.0 billion.  Royalties and development fees payable in future years are NT$2.0 billion as of June 30, 2011.

(2)  The Company signed several construction contracts for the expansion of its factory premises.  As of June 30, 2011, these construction contracts amounted to approximately NT$7.4 billion and the unpaid portion of the contracts, which was not accrued, was approximately NT$0.9 billion.

(3)  The Company entered into several operating lease contracts for land and office.  These renewable operating leases will expire in various years through 2049.  Future minimum lease payments under those leases are as follows:

For the years ended December 31,	Amount
2011(3rd quarter and thereafter)	$200,169
2012	355,110
2013	318,087
2014	278,798
2015	255,304
2016 and thereafter	1,678,107
Total	$3,085,575

(4)  On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of UMC’s facilities.  On February 18, 2005, UMC’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to HeJian Technology (Suzhou) Co., Ltd. ("HeJian") did not involve any investment or technology transfer.

Furthermore, from the very beginning there was a verbal indication that, at the proper time, UMC would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies.  However, no promise was made by UMC and no written agreement was made and executed.  Upon UMC’s request to materialize the said verbal indication by compensating in the form of either cash or equity, the Chairman of the holding company of HeJian offered 15% of the approximately 700 million outstanding shares of the holding company of HeJian in return for UMC’s past assistance and for continued assistance in the future.

52

Immediately after UMC had received such offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to UMC.  The stockholders’ meeting dated June 13, 2005 resolved that to the extent permitted by law, UMC shall try to get the 15% of the outstanding shares offered by the holding company of HeJian as an asset of UMC.  The holding company of HeJian offered 106 million shares of its outstanding common shares in return for UMC’s assistance.  The holding company of HeJian has put all such shares in escrow.  UMC was informed of such escrow on August 4, 2006.  The subscription price per share of the holding company of HeJian in the last offering was US$1.1.  Therefore, the total market value of the said shares is worth more than US$110 million.  However, UMC may not acquire the ownership of nor exercise the rights of the said shares with any potential stock dividend or cash dividend distributed in the future until the R.O.C. laws and regulations allow UMC to acquire and exercise.  In the event that any stock dividend or cash dividend is distributed, UMC’s stake in the holding company of HeJian will accumulate accordingly.

On February 15, 2006, UMC was fined in the amount of NT$5 million for unauthorized investment activities in Mainland China, implicating violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs (MOEA).  However, as UMC believes it was illegally and improperly fined, UMC had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006.  On October 19, 2006, Executive Yuan denied the administrative appeal filed by UMC.  UMC had filed an administrative litigation case against MOEA on December 8, 2006.  Taipei High Administrative Court announced and reversed MOEA’s administrative sanction on July 19, 2007.  MOEA filed an appeal against UMC on August 10, 2007.  On December 10, 2009, the Supreme Administrative Court reversed the Taipei High Administrative Court’s decision and remanded the case for new trial.  On July 21, 2010, Taipei High Administrative Court ruled against UMC, and UMC appealed the ruling on August 23, 2010.  The case is currently under the review of the Supreme Administrative Court.

(5)  UMC convened its Board of Directors meeting and stockholders’ meeting on April 29, 2009 and June 10, 2009, respectively, and approved the acquisition of all outstanding shares of HeJian ("Acquisition") through purchasing the holding company of HeJian.  Depending upon government approval, the Acquisition consisted of consideration of no more than US$285 million in the form of common shares, ADSs, or cash.  However, an investment regulation governing foreigners’ holdings of Taiwanese securities, along with restrictions from the amended Operating Rules of the Taiwan Stock Exchange Corporation for issuing new shares to acquire foreign unlisted companies, precluded the issuance of common shares or ADSs as payment options.  Furthermore, HeJian’s stockholders did not agree to accept cash-only payment.  As such, considering contractual timeliness and changes in the overall environment after signing the contract, the Board resolved at its Board of Directors meeting held on November 18, 2010 to terminate the Merger Agreement and sent out a termination notice in accordance with the Merger Agreement subsequent to the resolution.

53

On March 16, 2011, in order to achieve its global market objectives, UMC’s Board of Directors approved an offer to the stockholders of Best Elite International Limited (Best Elite), the ultimate holding company of HeJian, to purchase up to 30% of the preferred shares of Best Elite based on the latest book value and market conditions.  Such offer and related progresses have also been reported to the stockholders’ meeting on June 15, 2011.  UMC  will file the offer with government authorities based on related regulations and make progress announcements accordingly.

8. SIGNIFICANT DISASTER LOSS

None.

9. SIGNIFICANT SUBSEQUENT EVENT

On May 30, 2011, the board of directors of EVERRICH ENERGY CORP. (EVERRICH), a subsidiary of UMC, resolved to merge with JENENERGY SYSTEM CORPORATION, a subsidiary of UMC, effective July 1, 2011 to integrate group resources and improve operating performance.  After the business combination, EVERRICH is the surviving company.

10. OTHERS

(1) Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2) Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, are comprised of cash and cash equivalents, common stock, preferred stock, bonds, open-end funds, bank loans, and bonds payable.  The main purpose of these financial instruments is to manage financing for the Company’s operations.  The Company also holds various other financial assets and liabilities such as notes receivable, accounts receivable and accounts payable, which arise directly from its operations.

UMC also enters into derivative transactions, including interest rate swap agreements and forward currency contracts.  The purpose of these derivative transactions is to mitigate interest rate risk and foreign currency exchange risks arising from UMC’s operations and financing activities.

The main risks arising from the Company’s financial instruments include cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

54

UMC utilizes interest rate swap agreements to avoid its cash flow interest rate risk on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years.  The floating rate is reset annually.

The Company’s bank loans bear floating interest rates.  The fluctuation of market interest will result in changes in the Company’s future cash flows.

Foreign currency risk

The Company has foreign currency risk arising from purchases or sales.  The Company utilizes spot or forward contracts to avoid foreign currency risk.  The notional amounts of the foreign currency contracts are the same as the amount of the hedged items.  In principle, the Company does not carry out any forward contracts for uncertain commitments.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company only trades with established and creditworthy third parties.  It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures.  In addition, notes and accounts receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, it is comprised of cash and cash equivalents and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

Although the Company only trades with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

55

(3) Information of financial instruments

a. Fair value of financial instruments

	As of June 30,
	2011		2010
Financial Assets	Book Value	Fair Value	Book Value	Fair Value

Non-derivative

Cash and cash equivalents	$60,701,296	$60,701,296	$59,325,330	$59,325,330
Financial assets at fair value through profit or loss	992,855	992,855	1,800,690	1,800,690
Receivables	19,859,727	19,859,727	20,680,508	20,680,508
Restricted assets	76,575	76,575	63,056	63,056
Available-for-sale financial assets	31,575,960	31,575,960	35,479,915	35,479,915
Financial assets measured at cost	8,321,569	-	7,510,491	-
Long-term investments accounted for under the equity method	9,329,543	9,063,328	11,541,463	10,987,776
Prepayment for long-term investments	100,000	-	24,480	-
Debts investment without active market	-	-	19,778	-
Deposits-out	929,287	929,287	942,450	942,450

Derivative

Forward contracts	14,364	14,364	5,384	5,384
Derivatives embedded in convertible bonds	-	-	36,267	-

Financial Liabilities

Non-derivative

Short-term loans	6,042,044	6,042,044	1,189,980	1,189,980
Payables	42,582,572	42,582,572	30,221,487	30,221,487
Bonds payable (current portion included)	18,724,405	18,522,346	5,401,134	5,602,954
Long-term loans (current portion included)	7,439,103	7,439,103	1,088,850	1,088,850

Derivative

Derivatives embedded in exchangeable bonds	1,777,909	1,777,909	1,599,792	1,599,792
Forward contracts	6,066	6,066	61,251	61,251

b. The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.    The book values of short-term financial instruments approximate their fair value due to their short maturities.  Short-term financial instruments include cash and cash equivalents, receivables, restricted assets, short-term loans and payables.

ii.   The fair value of financial assets at fair value through profit or loss and available-for-sale financial assets are based on the quoted market prices.  If there are restrictions on the sale or transfer of an available-for-sale financial asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions.

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iii.  The fair value of long-term investments accounted for under equity method are based on the quoted market prices.  If market prices are unavailable, the Company estimates the fair value based on the book values.

iv.  The fair value of financial assets measured at cost, prepayment for long-term investments and debts investment without active market are unable to be estimated since there is no active market in trading those unlisted investments.

v.   Deposits-out is certificates of deposit collateralized at Customs or other institutions.  The fair value of deposits-out is based on their carrying amount since the deposit periods are primarily within one year and renewed upon maturity.

vi.  The fair value of bonds payable is determined by the market price or other information.

vii. The fair value of long-term loans is determined using discounted cash flow analysis, based on the Company’s  current incremental borrowing rates for borrowings with similar types.

viii. The fair value of derivative financial instruments is based on the amount the Company expects  to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date or is determined by the market price or other information.

c. The fair value of the Company’s financial instruments is determined by the quoted prices in active markets, or if the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique:

	Active Market Quotation		Valuation Technique

Non-derivative

Financial Instruments

	2011.06.30	2010.06.30	2011.06.30	2010.06.30

Financial assets

Financial assets at fair value through profit or loss	$992,855	$1,800,690	$-	$-
Available-for-sale financial assets	31,575,960	34,371,858	-	1,108,057
Long-term investments accounted for under the equity method	-	-	9,063,328	10,987,776
Financial liabilities
Bonds payable (current portion included)	-	-	18,522,346	5,602,954
Long-term loans (current portion included)	-	-	7,439,103	1,088,850

Derivative

Financial Instruments

Financial assets
Forward contracts	-	-	14,364	5,384

Financial liabilities
Derivatives embedded in exchangeable bonds	-	-	1,777,909	1,599,792
Forward contracts	-	-	6,066	61,251

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d. For the six-month periods ended June 30, 2011 and 2010, the total change in fair value estimated by using valuation techniques and recognized in the consolidated statement of income were net gains of NT$483 million and NT$245 million, respectively.

e. During the six-month periods ended June 30, 2011 and 2010, total interest revenues for financial assets or liabilities that are not at fair value through profit or loss were NT$92　million and NT$69 million, respectively, while interest expense for the six-month periods ended June 30, 2011 and 2010 were NT$234 million and NT$205 million, respectively.

(4) UMC entered into interest rate swap agreements and forward contracts for hedging the interest rate risk arising from the counter-floating rate of its domestic bonds and for hedging the exchange rate risk arising from the net assets or liabilities denominated in foreign currency.  UMC entered into these derivative financial instruments in connection with its hedging strategy to reduce the market risk of the hedged items, and these financial instruments were not held for trading purpose.  The relevant information on the derivative financial instruments entered into by UMC is as follows:

a. UMC utilized interest rate swap agreements to hedge its interest rate risks on the counter-floating rate of its unsecured domestic bonds issued during the period from May 21 to June 24, 2003.  The terms of the interest rate swap agreements were the same as those of the domestic bonds, which were five and seven years.  The floating rate was reset annually.  The above mentioned five-year and seven-year interest rate swap agreements matured on June 2008 and 2010, respectively.

58

b. The details of forward contracts entered into by UMC are summarized as follows:

As of June 30, 2011

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 196 million	May 24, 2011 to August 17, 2011

As of June 30, 2010

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 236 million	May 6, 2010 to August 26, 2010

c. Transaction risk

(a)  Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b)  Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates.  The cash flow requirements on forward contracts are limited to the forward contract’s principal amount, which is the same as the underlying net assets or liabilities denominated in their foreign currencies at the settlement day.  Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)  Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes.   Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items.  As a result, no significant exposure to market risk is anticipated.

d. The presentation of derivative financial instruments in the financial statements is summarized as follows:

As of June 30, 2010, UMC’s interest rate swap agreements was classified as financial assets at fair value through profit or loss amounted to NT$0.  A related valuation gain of NT$0.2million was recorded under non-operating income for the six-month period ended June 30, 2010.

59

As of June 30, 2011 and 2010, the forward contracts were classified as financial assets at fair value through profit or loss amounted to NT$14 million and NT$5  million, respectively, while the forward contracts were classified as financial liabilities at fair value through profit or loss amounted to NT$6 million and NT$61 million, respectively.  And for the changes in valuation, a gain of NT$12 million and a loss of NT$71  million were recorded under non-operating income and expenses for the six-month periods ended June 30, 2011 and 2010, respectively.

(5) Significant intercompany transactions among consolidated entities for the six-month periods ended June 30, 2011 and 2010 are disclosed in Attachment 1.

(6) On June 7, 2010, UMC acquired 59 thousand shares of UMC JAPAN from minority stockholders for approximately JPY 735 million.  In accordance with R.O.C. SFAS 25, the fair value of the acquired identifiable net assets in excess of the purchase price was allocated proportionately to UMC JAPAN's noncurrent assets.  After those noncurrent assets acquired were reduced to zero, UMC recognized the remaining excess as an extraordinary gain of NT$82 million.

(7) The Company uses the equity method to account for its investments in UNITED LED CORPORATION HONG KONG LIMITED, SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD. and SHANDONG HUAHONG ENERGY INVEST CO., INC., jointly controlled entities, since June 1, 2010, July 6, 2010 and January 7,2011, respectively.  The summarized financial information which the Company recognized is as follows:

Items	As of June 30, 2011	As of June 30, 2010
Current assets	$734,593	$213,204
Noncurrent assets	1,854,098	82,880
Current liabilities	320,674	29,640
Long-term liabilities	309,623	-

Items	For the six-month period ended June 30, 2011	For the six-month period ended June 30, 2010
Revenues	$65,688	$3,509
Expenses	53,400	1,839

(8) The Company acquired controlling interests in MAP and TOPCELL through acquiring newly issued shares and UNITED LIGHTING OPTO-ELECTRONIC through business combination in February 2010, March 2010 and April 2011, respectively, and consolidated the income/earnings and expenses/losses of these three subsidiaries from the respective acquisition dates.  Cash paid for acquisition and cash balance of subsidiaries acquired were as follows:

60

Items	For the six-month period ended June 30, 2011	For the six-month period ended June 30, 2010
Cash paid for acquisition of subsidiaries	$-	$848,690
Add: Cash received from minority stockholders for acquiring newly issued shares	-	396,310
Less: Prepayment for long-term investments	-	(371,310)
Less: Cash balance of subsidiaries	(29,350)	(1,318,866)
Net cash received from acquisition of subsidiaries	$(29,350)	$(445,176)

(9) The functional currency of UMC and some of its subsidiaries is New Taiwan Dollar, while other subsidiaries have functional currencies in US Dollar, Japanese Yen or Chinese RMB.  The exchange rates used to translate assets and liabilities denominated in foreign currencies are disclosed as follows:

	As of June 30, 2011			As of June 30, 2010
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD	$1,351,261	28.66	$38,728,244	$927,687	32.06	$29,741,645
JPY	22,591,052	0.3557	8,034,895	19,837,125	0.3607	7,155,252
EUR	71,187	41.52	2,955,354	2,481	39.14	97,114
SGD	48,038	23.31	1,119,768	32,294	22.92	740,181
CNY	94,247	4.43	417,084	5,316	4.72	25,097

Non-Monetary items
USD	21,463	28.66	615,140	47,335	32.06	1,517,558
CHF	1,960	34.41	67,444	1,400	29.61	41,454

Long-term investments accounted for under the equity method
USD	$123,551	28.61	$3,534,847	$115,882	32.03	$3,711,580
SGD	10,215	23.26	237,567	10,991	22.92	251,878

Joint controlled entities
USD	21,651	28.56	618,360	8,314	32.06	266,536
CNY	153,493	4.37	670,666	-	-	-

Financial Liabilities
Monetary items
USD	675,985	28.76	19,441,278	578,482	32.16	18,603,991
JPY	9,153,929	0.3592	3,288,444	8,417,461	0.3648	3,070,690
EUR	64,283	41.89	2,692,608	10,221	39.45	403,206
SGD	32,891	23.49	772,636	33,870	23.10	782,409
CNY	20,272	4.44	90,088	8	4.88	39

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11. Operating Segment Information

The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker.  The Company is organized into business units based on its products and services.  As of June 30, 2011, only the wafer fabrication operating segment exceeded the quantitative threshold to become a reportable segment.  Reportable segment information for the six-month periods ended June 30, 2011 and 2010 are as follows:

	For the six-month period ended June 30, 2011
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$57,805,808	$5,039,525	$62,845,333	$(592)	$62,844,741
Segment profit (loss)	7,592,424	(890,208)	6,702,216	604,632	7,306,848
Segment assets	277,234,155	29,073,119	306,307,274	(10,326,775)	295,980,499
				(Note)
Segment liabilities	68,302,596	13,748,572	82,051,168	(52,464)	81,998,704
Capital expenditure	23,238,750	4,808,527	28,047,277	-	28,047,277
Depreciation	14,778,005	776,503	15,554,508	-	15,554,508
Investment gain (loss) accounted for under the equity method	(496,626)	(99,017)	(595,643)	604,632	8,989
Income tax expense	818,607	4,569	823,176	-	823,176

	For the six-month period ended June 30, 2010
	Wafer fabrication	Other	Subtotal	Adjustment and elimination	Consolidated
Segment revenues	$57,956,069	$535	$57,956,604	$(525)	$57,956,079
Segment profit (loss)	8,738,365	(105,030)	8,633,335	91,768	8,725,103
Segment assets	250,545,367	3,417,425	253,962,792	(2,893,212)	251,069,580
				(Note)
Segment liabilities	44,741,836	237,210	44,979,046	(34,407)	44,944,639
Capital expenditure	19,130,877	298,706	19,429,583	-	19,429,583
Depreciation	15,585,313	118	15,585,431	-	15,585,431
Investment gain (loss) accounted for under the equity method	(372,910)	(32,588)	(405,498)	91,768	(313,730)
Income tax expense	510,331	-	510,331	-	510,331
62

Note: The adjustment was primarily consisted of elimination entries for long-term investments accounted for under the equity method.

12. ADDITIONAL DISCLOSURES

(1)  The following are additional disclosures for the Company and its affiliates as required by the R.O.C Securities and Futures Bureau:

a. Financing provided to others for the six-month period ended June 30, 2011: Please refer to Attachment 2.

b. Endorsement/Guarantee provided to others for the six-month period ended June 30, 2011: Please refer to Attachment 3.

c. Securities held as of June 30, 2011: Please refer to Attachment 4.

d. Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011: Please refer to Attachment 5.

e. Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011: Please refer to Attachment 6.

f.  Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011: Please refer to Attachment 7.

g. Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011: Please refer to Attachment 8.

63

h. Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of June 30, 2011: Please refer to Attachment 9.

i.  Names, locations and related information of investees as of June 30, 2011: Please refer to Attachment 10.

j.  Financial instruments and derivative transactions: Please refer to Note 10.

(2)  Investment in Mainland China

a. Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, percentage of ownership, investment income (loss), book value of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b. Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: None.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

For the six-month period ended June 30, 2011

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$28,318,570	Net 60 days	45%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,508,733	-	2%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	514,021	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	229,039	-	0%

For the six-month period ended June 30, 2010

	Related Party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Terms (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$26,811,087	Net 60 days	46%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	7,011,262	-	3%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Sales	504,706	Net 60 days	1%
0	UNITED MICROELECTRONICS CORPORATION	UMC JAPAN	1	Accounts receivable	205,696	-	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Sales	35,500	Month-end 90 Days	0%
1	EVERRICH ENERGY CORPORATION	EVERRICH (SHANDONG) ENERGY CO., LTD.	3	Accounts receivable	35,779	-	0%

ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows：
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement based on the market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.

ATTACHMENT 2 (Financing provided to others for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counter-party	Financial statement account	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount

None

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

								Percentage of accumulated guarantee amount to net assets value from the latest financial statement
No. (Note 1)	Endorsor/Guarantor	Receiving party
		Company name	Releationship (Note 2)	Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/endorsement		Limit of total guarantee/endorsement amount (Note 4)
1	NEXPOWER TECHNOLOGY CORPORATION	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	1	$14,360	$4,314 (USD 150)	$4,314 (USD 150)	$4,314 (USD 150)	0.04%	$4,035,626

Note 1: The Company and its subsidiaries are coded as follows:
1. The Company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. An investee company that has a business relationship with UMC.
2. A subsidary in which UMC holds directly over 50% of equity interest.
3. An investee in which UMC and its subsidaries hold over 50% of equity interest.
4. An investee in which UMC holds directly and indirectly over 50% of equity interest.
5. An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6. An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.
Note 3: Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of the amount of business between Receiving party and Guarantor or 5% of UMC's net assets value.
Note 4: Limit of total guarantee/endorsement amount equals 40% of UMC's net assets value as of June 30, 2011.

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Bonds	KING YUAN ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	3,000	$85,980	-	$85,980	None
Bonds	CATHAY FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, current	380	406,996	-	406,996	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, current	164,990	117,143	6.49	117,143	None
Stock	ACTION ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, current	17,618	191,156	5.47	191,156	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	-	Financial assets at fair value through profit or loss, current	280	67,444	0.94	67,444	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	1,388,994	100.00	1,388,994	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	295,421	100.00	287,807	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	114,163	3,592,865	100.00	3,592,865	None
Stock	GREEN EARTH LIMITED	Investee company	Long-term investments accounted for under the equity method	10,000	274,133	100.00	274,133	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	486,150	7,226,772	100.00	7,226,772	None
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	450,000	4,118,579	100.00	4,085,191	None
Stock	ALPHA WISDOM LIMITED	Investee company	Long-term investments accounted for under the equity method	60,000	-	100.00	-	None
Stock	UMC INVESTMENT (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	1,520	43,565	100.00	43,565	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	573,800	7,527,363	100.00	7,859,992	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	9 (Note1,2)	6,965,875 (Note2)	100.00	8,652,886	None
Stock	MTIC HOLDINGS PTE. LTD.	Investee company	Long-term investments accounted for under the equity method	12,000	237,567	46.49	237,567	None
Fund	MEGA MISSION LIMITED PARTNERSHIP	Investee company	Long-term investments accounted for under the equity method	-	1,699,751	45.00	1,703,148	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	215,283	4,541,377	44.16	4,455,128	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	726,333	42.00	726,333	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	78,394	3,211,710	36.49	3,179,536	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNIMICRON HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	20,000	$559,720	21.93	$562,103	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, current	82,432	4,212,273	5.36	4,212,273	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, current	25,133	2,324,838	4.19	2,324,838	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Available-for-sale financial assets, noncurrent	120,892	1,946,362	17.68	1,946,362	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Available-for-sale financial assets, noncurrent	35,961	1,499,584	16.08	1,499,584	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	17,511	81,427	15.75	81,427	None
Stock	FARADAY TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	54,357	2,361,827	14.37	2,361,827	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	18,633	783,523	9.20	783,523	None
Stock	UNIMICRON TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	113,704	5,810,277	7.39	5,810,277	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Available-for-sale financial assets, noncurrent	36,418	3,368,622	6.07	3,368,622	None
Stock	SPRINGSOFT, INC.	-	Available-for-sale financial assets, noncurrent	8,658	316,880	4.14	316,880	None
Stock	KING YUAN ELECTRONICS CO., LTD.	-	Available-for-sale financial assets, noncurrent	37,758	558,814	2.96	558,814	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	21,215	1,807,517	2.48	1,807,517	None
Stock	CHIPBOND TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	5,236	213,896	0.88	213,896	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,240	37,758	0.86	37,758	None
Fund	VIETNAM INFRASTRUCTURE LTD.	-	Available-for-sale financial assets, noncurrent	5,000	43,707	-	43,707	None
Stock	PIXTECH, INC.	-	Financial assets measured at cost, noncurrent	9,883	-	17.63	Note3	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	21,224	218,366	13.52	Note3	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	6,692	196,071	9.29	Note3	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	5,627	$-	8.10	Note3	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets measured at cost, noncurrent	13,185	146,250	7.66	Note3	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	-	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note3	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	13,912	208,746	4.24	Note3	None
Stock	TECO NANOTECH CO., LTD.	-	Financial assets measured at cost, noncurrent	9,001	-	3.73	Note3	None
Stock	EMIVEST AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	1,124	-	1.50	Note3	None
Stock	TAIWAN AEROSPACE CORP.	-	Financial assets measured at cost, noncurrent	234	-	0.17	Note3	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	-	Financial assets measured at cost, noncurrent	-	40,726	-	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	-	Financial assets measured at cost, noncurrent	-	29,229	-	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	-	Financial assets measured at cost, noncurrent	30,000	-	-	N/A	None
Stock-Preferred stock	MTIC HOLDINGS PTE. LTD.	-	Financial assets measured at cost, noncurrent	12,000	263,460	-	N/A	None
Stock-Preferred stock	TONBU, INC.	-	Financial assets measured at cost, noncurrent	938	-	-	N/A	None
Stock-Preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,166	-	-	N/A	None
Stock-Preferred stock	TASHEE GOLF & COUNTRY CLUB	-	Financial assets measured at cost, noncurrent	0	60	-	N/A	None

Note 1 : The common shares of UMC JAPAN is transferred to Class A shares and the number of shares presented in the table is one unit of Class A share.
Note 2 : ALPHA WISDOM LIMITED has filed for liquidation and transferred its ownership interest in UMC JAPAN to the Company. As such, ownership interest being transferred to the Company was included in the number of shares and book value presented in the table.
Note 3 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	220	$22,869	-	$22,869	None
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	132,660	1,340,339	100.00	1,340,339	None
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	29,000	177,849	54.45	177,849	None
Stock-Preferred stock	AEVOE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	4,170	140,880	43.77	140,880	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	7,198	74,905	25.92	65,243	None
Stock	ANOTO TAIWAN CORP.	Investee company	Long-term investments accounted for under the equity method	1,568	3,528	24.12	3,528	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	8,158	43,929	23.16	21,458	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	7,048	118,857	23.08	67,845	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	1,810	24,287	16.95	15,054	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	24,600	585,101	5.05	509,080	None
Stock	PIXART IMAGING, INC.	-	Available-for-sale financial assets, noncurrent	11,922	1,245,874	9.18	1,245,874	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	7,880	331,338	3.89	331,338	None
Stock	DAVICOM SEMICONDUCTOR, INC.	-	Available-for-sale financial assets, noncurrent	2,396	57,159	2.88	57,159	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,257	68,713	1.62	68,713	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Available-for-sale financial assets, noncurrent	1,090	61,690	1.29	61,690	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	946	22,466	1.06	22,466	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	4,778	407,111	0.56	407,111	None
Stock	UNITED MICROELECTRONICS CORP.	Investor company	Available-for-sale financial assets, noncurrent	16,079	229,122	0.12	229,122	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	204	10,240	0.07	10,240	None
Stock	DARCHUN VENTURE CORP.	-	Financial assets measured at cost, noncurrent	4,500	45,000	19.65	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	CLIENTRON CORP.	-	Financial assets measured at cost, noncurrent	17,675	$176,797	19.64	Note	None
Stock	PRIMESENSOR TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,790	31,980	15.00	Note	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,947	26,068	11.73	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,220	21,912	11.73	Note	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	7,410	-	10.67	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,591	24,790	10.67	Note	None
Stock	KUN YUAN TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	9,005	90,049	10.64	Note	None
Stock	AWISE FIBER TECH.CO., LTD.	-	Financial assets measured at cost, noncurrent	1,519	18,381	10.63	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	2,827	12,595	10.06	Note	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,300	43,700	10.00	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	4,530	50,553	9.89	Note	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	2,782	13,495	9.60	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,153	54,325	9.26	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	964	-	9.18	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,466	42,180	8.79	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	11,910	109,898	8.67	Note	None
Stock	CION TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	1,134	-	8.57	Note	None
Stock	CANDMARK ENTERPRISE CO., LTD.	-	Financial assets measured at cost, noncurrent	4,034	67,289	7.45	Note	None
Stock	ANDES TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,463	51,953	7.42	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

			June 30, 2011
Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	4,075	$50,945	7.31	Note	None
PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	1,571	20,102	7.19	Note	None
SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	4,030	35,669	6.97	Note	None
RISELINK VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None
EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	8,529	85,291	6.62	Note	None
HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	11,500	115,000	6.54	Note	None
NCTU SPRING VENTURE CAPITAL CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	7,000	6.28	Note	None
BEYOND INNOVATION TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,859	33,377	5.51	Note	None
ACTI CORP.	-	Financial assets measured at cost, noncurrent	1,874	17,306	5.30	Note	None
COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	-	Financial assets measured at cost, noncurrent	377	3,493	5.03	Note	None
PARAWIN VENTURE CAPITAL CORP.	-	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	1,785	32,000	4.81	Note	None
EUTECH MICROELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,700	59,500	4.72	Note	None
MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	2,309	8,185	4.40	Note	None
AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	277	2,774	4.33	Note	None
POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	15,000	165,000	4.09	Note	None
VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	429	-	4.08	Note	None
IBT VENTURE CORP.	-	Financial assets measured at cost, noncurrent	799	6,510	3.81	Note	None
HITOP COMMUNICATIONS CORP.	-	Financial assets measured at cost, noncurrent	481	4,810	3.72	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	SUBTRON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	11,254	$131,806	3.43	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	-	Financial assets measured at cost, noncurrent	525	-	3.16	Note	None
Stock	CRYSTALWISE TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	2,500	67,500	2.96	Note	None
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	5,400	2.87	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,030	21,878	2.75	Note	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	3,000	66,000	2.59	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	4,603	92,352	2.52	Note	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,134	16,663	2.28	Note	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,370	57,253	1.70	Note	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,656	19,554	1.67	Note	None
Stock	TAIMIDE TECH., INC.	-	Financial assets measured at cost, noncurrent	1,500	16,095	1.51	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II(BVI), L.P.	-	Financial assets measured at cost, noncurrent	-	9,124	1.09	N/A	None
Stock	FIRST INTERNATIONAL TELECOM CORP.	-	Financial assets measured at cost, noncurrent	4,610	-	1.02	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	1,530	15,000	0.91	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	678	5,943	0.43	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	12	-	0.38	Note	None
Stock	APTOS DESIGN LAB INC.	-	Financial assets measured at cost, noncurrent	229	9,368	0.29	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	5	-	0.10	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	37,351	-	N/A	None
Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	500	$51,975	-	$51,975	None
Stock	SOARING CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	900	23,003	100.00	23,003	None
Capital	SHANDONG HUAHONG ENERGY INVEST CO., INC.	Investee company	Long-term investments accounted for under the equity method	-	665,962	50.00	667,665	None
Stock	LIST EARN ENTERPRISE INC.	Investee company	Long-term investments accounted for under the equity method	309	8,822	49.00	8,822	None
Stock	YUNG LI INVESTMENTS, INC.	Investee company	Long-term investments accounted for under the equity method	0.28	217,457	45.16	217,457	None
Fund	CTC CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	119,766	31.40	119,766	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	6,330	97,624	17.97	16,651	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	3,172	38,392	10.39	30,530	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and TLC	Long-term investments accounted for under the equity method	28,601	670,170	5.87	591,870	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,250	11,676	4.50	11,330	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	6,181	188,221	4.44	188,221	None
Stock	SERCOMM CORP.	-	Available-for-sale financial assets, noncurrent	6,089	271,283	3.43	271,283	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	7,320	1,694,696	2.87	1,694,696	None
Stock	EPISTAR CORP.	-	Available-for-sale financial assets, noncurrent	10,358	882,470	1.21	882,470	None
Stock	ITE TECH. INC.	-	Available-for-sale financial assets, noncurrent	2,357	99,107	1.16	99,107	None
Taiwan Depositary Receipts	GLOBAL SWEETENERS HOLDINGS LTD.	-	Available-for-sale financial assets, noncurrent	2,620	31,440	0.46	31,440	None
Stock	TXC CORP.	-	Available-for-sale financial assets, noncurrent	918	46,082	0.31	46,082	None
Stock	RALINK TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	80	7,314	0.05	7,314	None
Stock	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	2,757	272,423	0.04	272,423	None
Stock	KU6 MEDIA CO., LTD.	-	Available-for-sale financial assets, noncurrent	78 (Note 2)	-	0.00	-	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets measured at cost, noncurrent	100,000	$32,290	13.99	Note1	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	9,804	196,710	5.36	Note1	None
Stock	POWERTEC ENERGY CORP.	-	Financial assets measured at cost, noncurrent	15,000	165,000	4.09	Note1	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	5,837	60,050	3.72	Note1	None
Stock	INPAQ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,760	32,591	2.78	Note1	None
Stock	CANDMARK ENTERPRISE CO., LTD.	-	Financial assets measured at cost, noncurrent	1,049	24,116	1.94	Note1	None
Stock	E-ONE MOLI ENERGY CORP.	-	Financial assets measured at cost, noncurrent	4,000	99,075	1.59	Note1	None
Stock	ADATA TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	2,000	100,000	0.88	Note1	None
Stock	CANDO CORP.	-	Financial assets measured at cost, noncurrent	5,047	77,684	0.56	Note1	None
Stock-Preferred stock	TOUCH MEDIA INTERNATIONAL HOLDINGS	-	Financial assets measured at cost, noncurrent	6,278	229,919	-	NA	None
Stock-Preferred stock	YETI GROUP LTD.	-	Financial assets measured at cost, noncurrent	4,998	72,138	-	NA	None
Fund	H&QAP GREATER CHINA GROWTH FUND, L.P.	-	Financial assets measured at cost, noncurrent	-	25,224	-	NA	None

Note 1 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.
Note 2 : The number of shares presented in the table is one unit of Common share.

UNITRUTH INVESTMENT CORP.				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MOS ART PACK CORP.	Investee company	Long-term investments accounted for under the equity method	9,869	$60,524	18.53	$60,524	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,702	43,885	8.85	26,007	None
Stock	ALLIANCE OPTOTEK CORP.	Investee company	Long-term investments accounted for under the equity method	2,572	9,526	7.30	6,764	None
Stock	HIGH POWER LIGHTING CORP.	Investee company	Long-term investments accounted for under the equity method	570	7,240	5.34	4,741	None
Stock	EXOJET TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,084	13,100	3.90	9,825	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	10,990	271,182	2.25	227,430	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Available-for-sale financial assets, noncurrent	1,240	$37,758	0.89	$37,758	None
Stock	RALINK TECHNOLOGY CORP.	-	Available-for-sale financial assets, noncurrent	1,481	134,931	0.85	134,931	None
Stock	IC PLUS CORP.	-	Available-for-sale financial assets, noncurrent	334	7,935	0.37	7,935	None
Stock	EE SOLUTIONS, INC.	-	Financial assets measured at cost, noncurrent	2,782	13,494	9.60	Note	None
Stock	COTECH, INC.	-	Financial assets measured at cost, noncurrent	952	-	9.06	Note	None
Stock	OCULON OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	1,288	18,282	7.77	Note	None
Stock	BCOM ELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	799	16,409	7.68	Note	None
Stock	AWISE FIBER TECH.CO., LTD.	-	Financial assets measured at cost, noncurrent	1,089	13,174	7.62	Note	None
Stock	UWIZ TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	3,410	39,593	7.44	Note	None
Stock	YAYATECH CO., LTD.	-	Financial assets measured at cost, noncurrent	1,037	40,415	6.22	Note	None
Stock	ELE-CON TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,264	24,016	5.50	Note	None
Stock	EXCELLENCE OPTOELECTRONICS INC.	-	Financial assets measured at cost, noncurrent	6,374	63,739	4.94	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	HT MMOBILE INC.	-	Financial assets measured at cost, noncurrent	8,500	85,000	4.83	Note	None
Stock	PRINCEDOM PRECISION CORP.	-	Financial assets measured at cost, noncurrent	1,047	10,470	4.79	Note	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets measured at cost, noncurrent	6,039	62,427	4.39	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	2,418	29,978	4.18	Note	None
Stock	MEMOCOM CORP.	-	Financial assets measured at cost, noncurrent	2,195	27,150	3.94	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	243	2,434	3.80	Note	None
Stock	CANDMARK ENTERPRISE CO., LTD.	-	Financial assets measured at cost, noncurrent	2,017	33,645	3.72	Note	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	DRAMEXCHANGE TECH. INC.	-	Financial assets measured at cost, noncurrent	336	$5,400	2.87	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	223	2,231	2.12	Note	None
Stock	EGIS TECHNOLOGY INC.	-	Financial assets measured at cost, noncurrent	1,016	27,355	2.05	Note	None
Stock	ACTI CORP.	-	Financial assets measured at cost, noncurrent	716	9,739	2.03	Note	None
Stock	LUMITEK CORP.	-	Financial assets measured at cost, noncurrent	683	12,252	1.84	Note	None
Stock	CHANG-YU TECHNOLOGY CO., LTD.	-	Financial assets measured at cost, noncurrent	315	7,950	1.36	Note	None
Stock	SUPERALLOY INDUSTRIAL CO., LTD.	-	Financial assets measured at cost, noncurrent	1,473	29,553	0.81	Note	None
Stock	MOBILE DEVICES INC.	-	Financial assets measured at cost, noncurrent	300	858	0.57	Note	None
Stock	JMICRON TECHNOLOGY CORP.	-	Financial assets measured at cost, noncurrent	328	1,295	0.44	Note	None
Stock	HIGH POWER OPTOELECTRONICS, INC.	-	Financial assets measured at cost, noncurrent	510	5,000	0.30	Note	None
Stock	ASIA PACIFIC MICROSYSTEMS, INC.	-	Financial assets measured at cost, noncurrent	353	3,090	0.22	Note	None
Stock	PRINTECH INTERNATIONAL INC.	-	Financial assets measured at cost, noncurrent	5	-	0.10	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.

SOARING CAPITAL CORP.
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$20,281	100.00	$20,281	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	MORGAN STANLEY CAP TRUST VII	-	Financial assets at fair value through profit or loss, noncurrent	70	USD 1,720	-	USD 1,720	None
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD 445	100.00	USD 445	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD 6,205	100.00	USD 6,205	None
Stock-Preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	Investee company	Long-term investments accounted for under the equity method	1,608	USD 2,470	44.06	USD 1,937	None
Stock	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD 1,818	35.45	USD 1,818	None
Fund	TRANSLINK CAPITAL PARTNERS I L.P.	Investee company	Long-term investments accounted for under the equity method	-	USD 3,239	10.38	USD 3,239	None
Fund	TRANSLINK CAPITAL PARTNERS II L.P.	Investee company	Long-term investments accounted for under the equity method	-	USD 241	4.77	USD 241	None
Stock	MAXLINEAR, INC.	-	Available-for-sale financial assets, noncurrent	634	USD 5,493	1.97	USD 5,493	None
Stock	GIGOPTIX, INC.	-	Available-for-sale financial assets, noncurrent	62	USD 126	0.51	USD 126	None
American Depositary Shares	CHUNGHWA TELECOM CO., LTD.	-	Available-for-sale financial assets, noncurrent	278	USD 9,600	0.04	USD 9,600	None
Stock	PATENTOP, LTD.	-	Financial assets measured at cost, noncurrent	720	-	18.00	Note	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets measured at cost, noncurrent	7,035	USD 7,035	9.76	Note	None
Stock	PARADE TECHNOLOGIES, LTD.	-	Financial assets measured at cost, noncurrent	5,814	USD 2,461	-	Note	None
Stock-Preferred stock	AICENT, INC.	-	Financial assets measured at cost, noncurrent	2,000	USD 1,000	-	N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	1,571	USD 1,000	-	N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	-	Financial assets measured at cost, noncurrent	10,233	USD 4,322	-	N/A	None
Stock-Preferred stock	WISAIR, INC.	-	Financial assets measured at cost, noncurrent	164	USD 1,721	-	N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	-	Financial assets measured at cost, noncurrent	593	USD 1,605	-	N/A	None
Stock-Preferred stock	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	7	USD 839	-	N/A	None
Convertible bonds	DIBCOM, INC.	-	Financial assets measured at cost, noncurrent	6	USD 853	-	N/A	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets measured at cost, noncurrent	2,770	USD 4,820	-	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	-	Financial assets measured at cost, noncurrent	-	USD 651	-	N/A	None
Stock-Preferred stock	REALLUSION (CAYMAN) HOLDING INC.	-	Financial assets measured at cost, noncurrent	1,872	USD 555	-	N/A	None
Stock	LUMINUS DEVICES, INC.	-	Financial assets measured at cost, noncurrent	20	USD 20	-	Note	None
Stock-Preferred stock	FORCE10 NETWORKS, INC.	-	Financial assets measured at cost, noncurrent	236	USD 4,760	-	N/A	None
Stock-Preferred stock	QSECURE, INC.	-	Financial assets measured at cost, noncurrent	2,032	USD 4,058	-	N/A	None
Fund	DEXON DYNAMIC INVESTMENT FUND VIII	-	Financial assets measured at cost, noncurrent	9	USD 9,000	-	N/A	None
Stock-Preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets measured at cost, noncurrent	2,500	USD 2,000	-	N/A	None
Stock-Preferred stock	NEVO ENERGY, INC. (Merged SOLARGEN ENERGY INC.)	-	Financial assets measured at cost, noncurrent	4,980	USD 4,980	-	N/A	None
Stock	SANDFORCE, INC.	-	Financial assets measured at cost, noncurrent	82	USD 82	-	Note	None
Stock-Preferred stock	SANDFORCE, INC.	-	Financial assets measured at cost, noncurrent	1,884	USD 4,711	-	N/A	None
Stock-Preferred stock	LENSVECTOR, INC.	-	Financial assets measured at cost, noncurrent	851	USD 1,000	-	N/A	None
Stock-Preferred stock	UBIQUISYS LTD.	-	Financial assets measured at cost, noncurrent	437	USD 1,000	-	N/A	None
Stock-Preferred stock	TRILLIANT HOLDINGS, INC.	-	Financial assets measured at cost, noncurrent	4,000	USD 5,000	-	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	-	Financial assets measured at cost, noncurrent	4,000	-	-	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	-	Financial assets measured at cost, noncurrent	4,850	-	-	N/A	None
Stock	KOTURA, INC.	-	Financial assets measured at cost, noncurrent	0.59	-	-	Note	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	-	Financial assets measured at cost, noncurrent	750	-	-	N/A	None
Stock	CIPHERMAX, INC.	-	Financial assets measured at cost, noncurrent	95	-	-	Note	None

Note : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	GREEN FIELD (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	None
Stock	WAVETEK MICROELECTRONICS CORPORATION	Investee company	Long-term investments accounted for under the equity method	48,000	405,610	99.79	405,610	None
Stock	EVERRICH ENERGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	21,320	237,575	91.57	237,575	None
Stock	UNISTARS CORPORATION	Investee company	Long-term investments accounted for under the equity method	10,500	75,271	65.63	75,095	None
Stock	UNITED LIGHTING OPTO-ELECTRONIC INC. (Note 1)	Investee company	Long-term investments accounted for under the equity method	8,949	72,439	55.25	70,753	None
Stock	TOPCELL SOLAR INTERNATIONAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	82,383	1,077,374	51.49	1,075,947	None
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Investee company	Long-term investments accounted for under the equity method	22,500	618,360	45.00	618,360	None
Stock	SOLARGATE TECHNOLOGY CORPORATION	Investee company	Long-term investments accounted for under the equity method	12,437	113,614	32.73	95,348	None
Stock	LICO TECHNOLOGY CORPORATION	-	Financial assets measured at cost, noncurrent	4,089	89,947	3.53	Note 2	None
Stock	POWERTEC ENERGY CORPORATION	-	Financial assets measured at cost, noncurrent	10,000	110,000	2.73	Note 2	None
Stock-Preferred	UNITED LED CORPORATION HONG KONG LIMITED	-	Financial assets measured at cost, noncurrent	1,500	5	-	N/A	None
Stock	TERA ENERGY DEVELOPMENT CO., LTD.	-	Prepayment for long-term investments	10,000	100,000	-	-	None

Note 1 : On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged into POWER LIGHT TECH CO., LTD. The new entity remains the name of UNITED LIGHTING OPTO-ELECTRONIC. INC..
Note 2 : The net assets values for unlisted investees classified as "Financial assets measured at cost, noncurrent" were not available as of June 30, 2011.

GREEN FIELD (SAMOA) LIMITED

				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NEW BUSINESS REALTY (SAMOA) LIMITED	Investee company	Long-term investments accounted for under the equity method	0	$0	100.00	$0	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

EVERRICH ENERGY CORP.
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	EVERRICH ENERGY INVESTMENT (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	2,200	$192,078	100.00	$192,078	None

EVERRICH ENERGY INVESTMENT (HK) LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	EVERRICH (SHANDONG) ENERGY CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$189,449	100.00	$189,449	None

UNITED LIGHTING OPTO-ELECTRONIC INC. (Note)
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Investee company	Long-term investments accounted for under the equity method	120	$4,700	100.00	$4,700	None
Stock	POWER LIGHT INVESTMENTS LIMITED	Investee company	Long-term investments accounted for under the equity method	3,003	71,933	100.00	71,933	None

Note : On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged into POWER LIGHT TECH CO., LTD.. The new entity remains the name of UNITED LIGHTING OPTO-ELECTRONIC INC..

UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	Investee company	Long-term investments accounted for under the equity method	-	$4,704	49.00	$4,704	None

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

POWER LIGHT INVESTMENTS LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Capital	BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	Investee company	Long-term investments accounted for under the equity method	-	$71,980	100.00	$71,980	None

WAVETEK MICROELECTRONICS CORPORATION
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WAVETEK MICROELECTRONICS INVESTMENT(HK) LIMITED	Investee company	Long-term investment accounted for under the equity method	0	$0	100.00	$0	None

GREEN EARTH LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Fund	DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Investee company	Long-term investments accounted for under the equity method	-	$56,931	12.50	$56,931	None

NEXPOWER TECHNOLOGY CORPORATION
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
stock	NEWENERGY HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	13,500	$387,351	100.00	$387,351	NA
stock	JENENERGY SYSTEM CORPORATION	Investee company	Long-term investments accounted for under the equity method	2,200	36,109	66.67	54,164	NA
stock	PACIFIC-GREEN INTEGRATED TECHNOLOGY INC.	-	Financial assets measured at cost-noncurrent	54	3,244	18.00	Note 1	NA
stock	NPT HOLDING LIMITED	-	Note 2	-	-	100.00	-	NA
stock	NLL HOLDING LIMITED	-	Note 2	-	-	100.00	-	NA

Note 1: Net assets value of financial assets measured at cost can't be acquired in time. Note 2: NEXPOWER TECHNOLOGY CORPORATION has not yet invested in NPT HOLDING LIMITED and NLL HOLDING LIMITED.

ATTACHMENT 4 (Securities held as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

JENENERGY SYSTEM CORPORATION
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
stock	SMART ENERGY ENTERPRISES LIMITED	Investee company	Long-term investments accounted for under the equity method	1,821	$9,876	100.00	$9,876	NA

SMART ENERGY ENTERPRISES LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
capital	SMART ENERGY SHANDONG CORPORATION	Investee company	Long-term investments accounted for under the equity method	-	$8,400	100.00	$8,400	NA

NEWENERGY HOLDING LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
stock	FUTUREPOWER HOLDING LIMITED	Investee company	Long-term investments accounted for under the equity method	13,500	$387,351	100.00	$387,351	NA

FUTUREPOWER HOLDING LIMITED
				June 30, 2011
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
capital	NEXPOWER (SHANDONG) ENERGY CO., LTD	Investee company	Long-term investments accounted for under the equity method	-	$387,351	100.00	$387,351	NA

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	UMC NEW BUSINESS INVESTMENT CORP.	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	300,000	$2,941,360	150,000	$1,500,000	-	$-	$-	$-	450,000	$4,118,579 (Note 3)
Stock	OCTTASIA INVESTMENT HOLDING INC.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	-	6,692	196,071	-	-	-	-	6,692	196,071
Stock	CHIPBOND TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	-	7,856	399,877	-	-	2,620	121,214	48,022	73,192	5,236	213,896
Note 1:

The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.  The amounts of beginning and ending balances of long-term investments accounted for under the equity method  include  adjustment under the equity method.

Note 2:	The disposal cost represents historical cost.
Note 3:

The ending balance includes long-term investment loss of NT$(312,022) thousand, long-term investment  additional paid-in capital adjustment of NT$(6,750) thousand, and long-term investment cumulative translation adjustment of  NT$(4,009) thousand.

FORTUNE VENTURE CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	ALPHA & OMEGA SEMICONDUCTOR LTD.	Available-for-sale financial assets, noncurrent	Open market	-	713	$265,374	-	$-	713	$275,460	$43,997	$231,463	-	$-
Stock	DAVICOM SEMICONDUCTOR, INC.	Available-for-sale financial assets, noncurrent	Open market	-	7,274	306,260	-	-	4,878	154,980	46,664	108,316	2,396	57,159
Stock	POWERTEC ENERGY CORP.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	-	15,000	165,000	-	-	-	-	15,000	165,000
Note 1:	The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	SHANDONG HUAHONG ENERGY INVEST CO., INC.	Long-term investments accounted for under the equity method	Purchase of newly issued shares/BLOSSOM ERA LTD.	-	-	$314,338	-	$336,875	-	$-	$-	$-	-	$665,962 (Note 3)
Stock	CORETRONIC CORP.	Available-for-sale financial assets, noncurrent	Open market	-	6,250	298,117	-	-	6,250	291,505	106,872	184,633	-	-
American Depositary Shares	KU6 MEDIA CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	-	805	115,738	-	-	805	137,214	102,159	35,055	-	-
Stock	POWERTEC ENERGY CORP.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	-	15,000	165,000	-	-	-	-	15,000	165,000

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices; the amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2: The disposal cost represents historical cost.
Note 3: The ending balance includes long-term investment gain of NT$9,145 thousand, and cumulative translation adjustment of NT$5,604 thousand.

UMC CAPITAL CORP.
					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units thousand)/ bonds/ shares(thousand)	Amount(Note 1)	Units (thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost (Note 2)	Gain (Loss)from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount(Note 1)
Stock	MAXLINEAR, INC.	Available-for-sale financial assets, noncurrent	Open market	-	1,335	USD 14,363	-	$-	701	USD 6,661	USD 1,592	USD 5,069	634	USD 5,493
Stock	OCTTASIA INVESTMENT HOLDING INC.	Financial assets measured at cost, noncurrent	Purchase of newly issued shares	-	-	-	7,035	USD 7,035	-	-	-	-	7,035	USD 7,035

Note 1: The amounts of beginning and ending balances of available for sale financial assets are recorded at the prevailing market prices.
Note 2: The disposal cost represents historical cost.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares(thousand)	Amount (Note 1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	POWERTEC ENERGY CORPORATION	Financial assets measured at cost, noncurrency	Purchase of newly issued shares	-	-	$-	10,000	$110,000	-	$-	$-	$-	10,000	$110,000
Stock	UNITED LED CORPORATION HONG KONG LIMITED	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	8,000	208,260	14,500	428,494	-	-	-	-	22,500	618,360 (Note 2)
Stock	TERA ENERGY DEVELOPMENT CO., LTD.	Prepayment for long-term investments	Purchase of newly issued shares	-	-	-	10,000	100,000	-	-	-	-	10,000	100,000

Note 1: The amounts of beginning and ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.

Note 2: The ending balance includes long-term investment loss of NT$(7,708) thousand, long-term investment cumulative translation adjustment of NT$(8,111) thousand, and long-term investment additional paid-in capital adjustment of NT$(2,575) thousand .

NEXPOWER TECHNOLOGY CORPORATION
					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss)from disposal	Units(thousand)/ bonds/(shares thousand)	Amount(Note 1)
Stock	NEWENERGY HOLDING LIMITED	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	-	$-	13,500	$391,094	-	$-	$-	$-	13,500	$387,351(Note 2)

Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: The ending balance includes long-term investment loss of NT$(7,266) thousand, long-term investment cumulative translation adjustment of NT$3,523 thousand.

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

NEWENERGY HOLDING LIMITED
					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Stock	FUTUREPOWER HOLDING LIMITED	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	-	$-	13,500	$391,094	-	$-	$-	$-	13,500	$387,351 (Note 2)

Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: The ending balance includes long-term investment loss of NT$(7,266) thousand, long-term investment cumulative translation adjustment of NT$3,523 thousand.

FUTUREPOWER HOLDING LIMITED
					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note 1)
Capital	NEXPOWER (SHANDONG) ENERGY CO., LTD	Long-term investments accounted for under the equity method	Purchase of newly issued shares	-	-	$-	-	$391,094	-	$-	$-	$-	-	$387,351 (Note 2)

Note 1: The amounts of ending balances of long-term investments accounted for under the equity method include adjustment under the equity method.
Note 2: The ending balance includes long-term investment loss of NT$(7,266) thousand, long-term investment cumulative translation adjustment of NT$3,523 thousand.

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

TOPCELL SOLAR INTERNATIONAL CO., LTD

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Land	2011.01.07	$698,819	100% fullfilled	Industrial Development Bureau, Ministry of Economic Affairs	Third party	N/A	N/A	N/A	N/A	Based on the reserve price of public assessed value	For future expansion	None

NEXPOWER (SHANDONG) ENERGY CO., LTD

						Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Construction in progress	2011.03.15	RMB 28,701	100% fullfilled	Shangding Engineering & Construction Co., Ltd	Third party	N/A	N/A	N/A	N/A	Bargain	New plant construction and utilization has not yet started	None

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss)from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments
None

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the six-month period ended June 30, 2011) (Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Transactions				Details of non-arm's length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (payable) (%)	Note
UMC GROUP (USA)	Investee company	Sales	$28,318,570	50%	Net 60 Days	N/A	N/A	$5,508,733	35%
UMC JAPAN	Investee company	Sales	514,021	1%	Net 60 Days	N/A	N/A	229,039	1%
SILICON INTEGRATED SYSTEMS CORP.	The Company's director	Sales	193,985	0%	Month-end 45 Days	N/A	N/A	80,702	1%

UMC GROUP (USA)
		Transactions				Details of non-arm's length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (payable) (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 971,246	100%	Net 60 Days	N/A	N/A	USD 186,630	100%

UMC JAPAN
		Transactions				Details of non-arm's length transaction		Notes and accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (payable) (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 1,399,947	53%	Net 60 Days	N/A	N/A	JPY 647,038	30%

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of for the six-month period ended June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS
		Ending balance					Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status
UMC GROUP (USA)	Investee company	$-	$5,508,733	$172	$5,508,905	8.77	$-	-	$3,480,968	$-
UMC JAPAN	Investee company	-	229,039	555	229,594	4.99	29	Collecting in subsequent period	131,042	-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$1,388,994	$96,231	$96,231
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Market development	USD	5,421	USD	5,421	9	100.00	295,421	2,236	2,236
UMC CAPITAL CORP.	Grand Cayman, Cayman Islands	Investment holding	USD	124,000	USD	124,000	114,163	100.00	3,592,865	76,880	76,880
GREEN EARTH LIMITED	Apia, Samoa	Investment holding	USD	10,000	USD	10,000	10,000	100.00	274,133	(6,786)	(6,786)
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	New business investment		6,000,000		6,000,000	486,150	100.00	7,226,772	138,780	138,780
UMC NEW BUSINESS INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		4,500,000		3,000,000	450,000	100.00	4,118,579	(312,022)	(312,022)
ALPHA WISDOM LIMITED (AWL)	Grand Cayman, Cayman Islands	Investment holding	USD	58,028	USD	60,000	60,000	100.00	-	(152,261)	(152,261)	Note 1
UMC INVESTMENT (SAOMA) LIMITED	Apia, Samoa	Investment holding	USD	1,520	USD	-	1,520	100.00	43,565	46	46
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for investment in new business		5,000,053		5,000,053	573,800	100.00	7,527,363	307,018	313,040
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	26,941,354	JPY	21,776,700	9	100.00	6,965,875	(556,514)	(354,672)	Note 2 3
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	46.49	237,567	(9,696)	(4,508)
MEGA MISSION LIMITED PARTNERSHIP	Grand Cayman, Cayman Islands	Investment holding	USD	67,500	USD	67,500	-	45.00	1,699,751	(351,581)	(158,212)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		5,331,885		5,333,080	215,283	44.16	4,541,377	(397,249)	(175,932)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	726,333	126,014	52,926
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		336,241		336,241	78,394	36.49	3,211,710	253,169	102,894
UNIMICRON HOLDING LIMITED	Apia, Samoa	Investment holding	USD	20,000	USD	20,000	20,000	21.93	559,720	80,119	17,570
UMCI LTD. (UMCI)	Singapore	Sales and manufacturing of integrated circuits	USD	-	USD	839,880	-	-	-	(140)	-	Note 4
UNITED MICRODISPLAY OPTRONICS CORP. (UMO)	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		-		1,305,236	-	-	-	-	-	Note 5

Note 1: On March 25, 2011, AWL filed for liquidation through a decision at its stockholders' meeting. The liquidation of AWL was accounted for as an organization restructuring. As such, the Company continues accounting for ownership of AWL under equity method until liquidation has been completed.

Note 2: The common shares of UMC JAPAN is transferred to Class A shares and the number of shares presented in the table is one unit of Class A share.

Note 3: AWL has filed for liquidation and transferred its ownership interest in UMC JAPAN to the Company.
As such, ownership interest being transferred to the Company was included in the ending balance of initial investment, number of shares and book value disclosed.

Note 4: On July 30, 2010, UMCI has filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on May 10,2011. The Company had ceased to recognize investment income of UMCI thereafter.

Note 5: On June 26, 2009, UMO has filed for liquidation through a decision at its stockholders’ meeting. The liquidation was completed on June 23,2011. The Company had ceased to recognize investment income of UMO thereafter.

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei City, Taiwan	Investment holding		$800,000		$800,000	132,660	100.00	$1,340,339	$(11,596)	$(11,596)
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging		290,000		290,000	29,000	54.45	177,849	(68,921)	(37,630)	Note 1
AEVOE INTERNATIONAL LTD.	Samoa	Design of VOIP Telephone	USD	2,228	USD	2,228	4,170	43.77	140,880	132,436	51,875
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		66,438		45,965	7,198	25.92	74,905	14,667	3,805
ANOTO TAIWAN CORP.	Taoyuan County, Taiwan	Tablet transmission systems and chip-set		39,200		39,200	1,568	24.12	3,528	(1,453)	(351)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		115,204		115,204	8,158	23.16	43,929	(30,309)	(7,020)
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		90,000		90,000	7,048	23.08	118,857	(41,817)	(9,662)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture		54,300		54,300	1,810	16.95	24,287	(24,612)	(4,171)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		678,000		678,000	24,600	5.05	585,101	(397,249)	(20,103)

Note 1: On March 10, 2011, MOS ART PACK CORP. (MOS) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MOS thereafter.

TLC CAPITAL CO., LTD.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00	$23,003	$(3,212)	$(3,212)
SHANDONG HUAHONG ENERGY INVEST CO., INC.	China	Invest new energy business	USD	22,290	USD	10,800	-	50.00	665,962	18,290	9,145
LIST EARN ENTERPRISE INC.	Samoa	Investment holding	USD	309	USD	309	309	49.00	8,822	(488)	(239)
YUNG LI INVESTMENTS, INC.	Taipei City, Taiwan	Investment holding		280,000		280,000	0.28	45.16	217,457	(9,420)	(4,254)
CTC CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	4,500	USD	4,500	-	31.40	119,766	(3,117)	(978)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED		122,459		122,459	6,330	17.97	97,624	(30,309)	(5,447)
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module		44,280		44,280	3,172	10.39	38,392	(41,817)	(4,348)
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries		778,019		778,019	28,601	5.87	670,170	(397,249)	(23,373)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials		8,125		8,125	1,250	4.50	11,676	14,667	663

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITRUTH INVESTMENT CORP.
			Initial Investment		Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
MOS ART PACK CORP.	Hsinchu City, Taiwan	IC Packaging	$98,690	$98,690	9,869	18.53	$60,524	$(68,921)	$(12,806)	Note 1
WALTOP INTERNATIONAL CORP.	Hsinchu City, Taiwan	Tablet PC module, Pen LCD Monitor/module	34,920	34,920	2,702	8.85	43,885	(41,817)	(3,704)
ALLIANCE OPTOTEK CORP.	Hsinchu County, Taiwan	Design and manufacturing of LED	34,316	34,316	2,572	7.30	9,526	(30,309)	(2,213)
HIGH POWER LIGHTING CORP.	Taipei County, Taiwan	High brightness LED package and Lighting module R&D and manufacture	17,700	17,700	570	5.34	7,240	(24,612)	(1,314)
EXOJET TECHNOLOGY CORP.	Hsinchu County, Taiwan	Sales and manufacturing of Electronic Materials	10,021	10,021	1,084	3.90	13,100	14,667	575
NEXPOWER TECHNOLOGY CORP.	Taichung County, Taiwan	Sales and manufacturing of solar power batteries	309,700	309,700	10,990	2.25	271,182	(397,249)	(8,981)

Note 1: On March 10, 2011, MOS ART PACK CORP. (MOS) reached the decesion of liquidation at it's stockholders' meeting. The Company had ceased to recognize investment income of MOS thereafter.

SOARING CAPITAL CORP.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	China	Investment Holding and advisory	USD	800	USD	800	-	100.00	$20,281	$(3,176)	$(3,176)

UMC CAPITAL CORP.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	445	USD	13	USD	13
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	6,205	USD	409	USD	409
ACHIEVE MADE INTERNATIONAL LTD.	British Virgin Islands	Internet Content Provider	USD	5,250	USD	3,750	1,608	44.06	USD	2,470	USD	(858)	USD	(534)
UC FUND II	Cayman Islands	Investment holding	USD	750	USD	1,850	5,000	35.45	USD	1,818	USD	1,777	USD	630
TRANSLINK CAPITAL PARTNERS I L.P.	Cayman Islands	Investment holding	USD	3,850	USD	3,850	-	10.38	USD	3,239	USD	5,598	USD	578
TRANSLINK CAPITAL PARTNERS II L.P.	Cayman Islands	Investment holding	USD	300	USD	300	-	4.77	USD	241	USD	(785)	USD	(55)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UMC NEW BUSINESS INVESTMENT CORP.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
GREEN FIELD (SAMOA) LIMITED	Samoa	Investment holding		$0		$-	0	100.00	$0	$-	$-
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu City, Taiwan	GaAs Foundry service		480,000		480,000	48,000	99.79	405,610	(64,355)	(64,221)
EVERRICH ENERGY CORPORATION	Hsinchu City, Taiwan	Solar engineering integrated design services		152,416		151,288	21,320	91.57	237,575	2,542	2,854
UNISTARS CORPORATION	Hsinchu County, Taiwan	High brightness LED packages		105,000		105,000	10,500	65.63	75,271	(33,394)	(21,915)
UNITED LIGHTING OPTO-ELECTRONIC INC.(POST-MERGER)	Hsinchu City, Taiwan	LED lighting manufacturing and sale		266,772		191,772	8,949	55.25	72,439	(29,447)	(7,720)	Note
TOPCELL SOLAR INTERNATIONAL CO., LTD.	Taoyuan County, Taiwan	Solar power cell manufacturing and sale		1,135,570		1,135,570	82,383	51.49	1,077,374	(335,602)	(172,799)
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	8,000	22,500	45.00	618,360	(16,285)	(7,708)
SOLARGATE TECHNOLOGY CORPORATION	Kinmen County, Taiwan	Solar power module manufacturing and sale		184,239		95,000	12,437	32.73	113,614	(90,214)	(29,525)
UNITED LIGHTING OPTO-ELECTRONIC INC.(PRE-MERGER)	Hsinchu City, Taiwan	LED lighting manufacturing and sale		-		75,000	-	-	-	(5,043)	(4,757)	Note

Note : On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged into POWER LIGHT TECH CO., LTD.. The new entity remains the name of UNITED LIGHTING OPTO-ELECTRONIC INC..

GREEN FIELD (SAMOA) LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
NEW BUSINESS REALTY (SAMOA) LIMITED	Samoa	Investment holding	USD	0	USD	-	0	100.00	$0	$-	$-

EVERRICH ENERGY CORP.
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	2,200	USD	2,200	2,200	100.00	$192,078	$14,557	$14,557

EVERRICH ENERGY INVESTMENT (HK) LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
EVERRICH (SHANDONG) ENERGY CO., LTD.	China	Solar engineering integrated design services	USD	2,100	USD	2,100	-	100.00	$189,449	$14,589	$14,589

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED LIGHTING OPTO-ELECTRONIC INC. (PRE-MERGER) (Note)
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	-	USD	120	-	-	$-	$(86)	$(86)

Note : On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged into POWER LIGHT TECH CO., LTD. The new entity remains the name of UNITED LIGHTING OPTO-ELECTRONIC INC..

UNITED LIGHTING OPTO-ELECTRONIC INC. (POST-MERGER) (Note)
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	120	USD	-	120	100.00	$4,700	$1,777	$1,777
POWER LIGHT INVESTMENTS LIMITED	Samoa	Investment holding	USD	3,003	USD	3,003	3,003	100.00	71,933	(7,496)	(7,496)

Note : On April 1, 2011, UNITED LIGHTING OPTO-ELECTRONIC INC. was merged into POWER LIGHT TECH CO., LTD. The new entity remains the name of UNITED LIGHTING OPTO-ELECTRONIC INC..

UNITED LIGHTING OPTO-ELECTRONIC INVESTMENT (HK) LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO., LTD.	China	LED lighting manufacturing and sale	USD	109	USD	109	-	49.00	$4,704	$3,482	$1,706

POWER LIGHT INVESTMENTS LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	China	LED lighting manufacturing and sale	USD	3,000	USD	3,000	-	100.00	$71,980	$(7,457)	$(7,457)

WAVETEK MICROELECTRONICS CORPORATION
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WAVETEK MICROELECTRONICS INVESTMENT(HK) LIMITED	Hongkong	Investment holding	USD	0	USD	-	0	100.00	$0	$-	$-

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

GREEN EARTH LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss)recognized	Note
DAIWA QUANTUM CAPITAL PARTNERS I, L.P.	Tokyo, Japan	Investment holding	USD	2,417	USD	2,281	-	12.50	$56,931	$(30,229)	$(3,961)

NEXPOWER TECHNOLOGY CORPORATION
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
NEWENERGY HOLDING LIMITED	Samoa	Investment holding	USD	13,500	USD	-	13,500	100.00	$387,351	$(7,266)	$(7,266)
NPT HOLDING LIMITED	Samoa	Investment holding	-			-	-	100.00	-	-	-
NLL HOLDING LIMITED	Samoa	Investment holding	-			-	-	100.00	-	-	-
JENENERGY SYSTEM CORPORATION	Taichung City,Taiwan	Energy Technology Service	20,000			20,000	2,200	66.67	36,109	2,240	1,493

Note : NEXPOWER TECHNOLOGY CORPORATION has not yet invested in NPT HOLDING LIMITED and NLL HOLDING LIMITED.

JENENERGY SYSTEM CORPORATION
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SMART ENERGY ENTERPRISES LIMITED	Hong Kong	Investment holding	USD	235	USD	235	1,821	100.00	$9,876	$(6,415)	$(6,415)

SMART ENERGY ENTERPRISES LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
SMART ENERGY SHANDONG CORPORATION	China	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	USD	200	USD	200	-	100.00	$8,400	$(6,296)	$(6,314)

NEWENERGY HOLDING LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
FUTUREPOWER HOLDING LIMITED	Samoa	Investment holding	USD	13,500	USD	-	13,500	100.00	$387,351	$(7,266)	$(7,266)

ATTACHMENT 10 (Names, locations and related information of investee companies as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

FUTUREPOWER HOLDING LIMITED
			Initial Investment				Investment as of June 30, 2011
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
NEXPOWER (SHANDONG) ENERGY CO., LTD	China	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	USD	13,500	USD	-	-	100.00	$387,351	$(7,266)	$(7,266)

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investment Flows
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital	Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2011	Outflow	Inflow	Accumulated Outflow of Investment from Taiwan as of June 30, 2011	Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of June 30, 2011	Accumulated Inward Remittance of Earnings as of June 30, 2011
UNIMICRON TECHNOLOGY (SUZHOU) CORP.	PCB production	$2,918,020 (RMB 667,892)	(ii)	$573,200 (USD 20,000)	$-	$-	$573,200 (USD 20,000)	21.93%	$23,915 (i)	$603,637 (USD21,062)	$-
JIAOYUE SOFTWARE (SHANGHAI) CO., LTD.	Computer software development	42,990 (USD 1,500)	(ii)	28,660 (USD 1,000)	1,634 (USD 57)	-	30,294 (USD 1,057)	(Note 5)	(ii)	(Note 3, ii)	-
TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD. (Note 4)	Computer and peripheral equipment leasing	143,300 (USD 5,000)	(ii)	116,159 (USD 4,053)	10,662 (USD 372)	-	126,821 (USD 4,425)	(Note 5)	(ii)	(Note 3, ii)	-
CHU DONG MULTIMEDIA SOFTWARE (SHANGHAI) CO., LTD.	Multimedia technology development	2,866 (USD 100)	(ii)	287 (USD 10)	143 (USD 5)	-	430 (USD 15)	(Note 5)	(ii)	(Note 3, ii)	-
CHU DONG MULTIMEDIA TECHNOLOGY (SHANGHAI) CO., LTD.	Multimedia technology development	171,960 (USD 6,000)	(ii)	-	5,101 (USD 178)	-	5,101 (USD 178)	(Note 5)	(ii)	(Note 3, ii)	-
RE BO CULTURE BROADCASTING LTD. (BEIJING)	TV program producing Advertisement Added value service	286,600 (USD 10,000)	(ii)	1,748 (USD 61)	-	-	1,748 (USD 61)	(Note 6)	(iii)	(Note 3, iii)	-
U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD.	Commercial consult of TV shopping Business market plans and business management consult, etc.	143,300 (USD 5,000)	(ii)	1,204 (USD 42)	-	-	1,204 (USD 42)	(Note 7)	(iii)	(Note 3, iii)	-
KU6 (BEIJING) TECHNOLOGY CO., LTD.	Computer software and Computer system integrate, and data processing, etc.	278,002 (USD 9,700)	(ii)	10,232 (USD 357)	-	-	10,232 (USD 357)	(Note 8)	-	-	-
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	22,928 (USD 800)	(i)	22,928 (USD 800)	-	-	22,928 (USD 800)	100.00%	(3,176) (v)	20,281	-
MYMYTI NETWORK TECHNOLOGY CO., LTD.	Computer system services Commercial consult, etc.	108,626 (RMB 24,863)	(ii)	13,499 (USD 471)	-	-	13,499 (USD 471)	(Note 9)	(iii)	(Note 3, iii)	-
SHANGHAI NEW KNOWLEDGE TRADING LTD.	Online Education Advisory services, etc.	4,369 (RMB 1,000)	(ii)	-	(Note 10)	-	-	-	-	-	-
YANGZHOU SOLID STATE LIGHTING CO., LTD.	Design and sale of LED	20,635 (USD 720)	(ii)	8,426 (USD 294)	-	-	8,426 (USD 294) (Note 11)	-	(iii)	(Note 3, iii)	-
BEIJING TONGFANG E-COMMERCE CO., LTD.	E-Commerce Investment Advisory, etc.	589,815 (RMB 135,000)	(ii)	-	43,334 (USD 1,512)	-	43,334 (USD 1,512)	(Note 12)	-	-	-

ATTACHMENT 11 (Investment in Mainland China as of June 30, 2011)
(Amount in thousand; Currency denomination in NTD or in foreign currencies)

					Investment Flows
Investee company	Main Businesses and Products	Total Amount of Paid-in Capital	Method of Investment (Note 2)	Accumulated Outflow of Investment from Taiwan as of January 1, 2011	Outflow	Inflow	Accumulated Outflow of Investment from Taiwan as of June 30, 2011	Percentage of Ownership	Investment income (loss) recognized (Note 3)	Carrying Value as of June 30, 2011	Accumulated Inward Remittance of Earnings as of June 30, 2011
SHANDONG HUAHONG ENERGY INVEST CO., INC.	Invest new energy business	$1,310,700 (RMB 300,000)	(iii)	$309,528 (USD 10,800)	$329,303 (USD 11,490)	$-	$638,831 (USD 22,290)	50.00%	$9,145 (iv)	$665,962	$-
JINING SUNRICH SOLAR ENERGY CORP.	To construct, operate, and maintain Solar power plant	1,179,630 (RMB 270,000)	(iii)	-	(Note 13)	-	-	-	-	-	-
BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI)	Cosmetics import and export, wholesale, and retail.	28,660 (USD 1,000)	(ii)	-	4,012 (USD 140)	-	4,012 (USD 140)	(Note 14)	-	(Note 3, iii)	-
XUEREN NETWORK (SHENZHEN) CO., LTD.	Engaged in the network hardware and software's technological development	503,843 (USD 17,580)	(ii)	-	(Note 15)	-	-	-	-	-	-
JOBMET LTD.	Online Job searching and maching	11,464 (USD 400)	(ii)	-	258 (USD 9)	-	258 (USD 9)	(Note 16)	-	-	-
EVERRICH (SHANDONG) ENERGY CO., LTD.	Solar engineering integrated design services	60,186 (USD 2,100)	(i)	60,186 (USD 2,100)	-	-	60,186 (USD 2,100)	91.57%	13,098 (USD 457) (iv)	173,737 (USD 6,062)	-
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers and chips	1,139,235 (USD 39,750)	(i)	206,352 (USD 7,200)	223,548 (USD 7,800)	-	429,900 (USD 15,000)	45.00%	(1,634) (USD (57)) (iv)	510,578 (USD 17,815)	-
SHENYANG PIONEER U-LIGHTING OPTO-ELECTRONIC CO.,LTD.	LED lighting manufacturing and sale	6,420 (USD 224)	(i)	3,124 (USD 109)	-	-	3,124 (USD 109)	27.07%	888 (USD 31) (v)	2,608 (USD 91)	-
BAO LIN (SHANDONG) GUANG DIAN KE JI YOU XIAN GONGSI	LED lighting manufacturing and sale	85,980 (USD 3,000)	(i)	85,980 (USD 3,000)	-	-	85,980 (USD 3,000)	55.25%	(3,296) (USD (115)) (v)	39,837 (USD 1,390)	-
WAVETEK MICROELECTRONICS (SHANDONG) LIMITED	GaAs Foundry service	(Note 17)	(i)	-	-	-	-	-	-	-	-
PARADE TECHNOLOGIES (SHANGHAI) CO., LTD.	Integrated circuit design	37,258 (USD 1,300)	(ii)	5,503 (USD 192)	-	-	5,503 (USD 192)	(Note 18)	(ii)	(Note 3, ii)	-
SMART ENERGY SHANDONG CORPORATION	Design of photovoltaic system and consulting services related to photovoltaic technology, etc.	5,732 (USD 200)	(i)	5,732 (USD 200)	-	-	5,732 (USD 200)	38.22%	(2,411) (v)	3,211	9,171 (USD 320)
NEXPOWER (SHANDONG) ENERGY CO.,LTD	Sales and manufacturing of photovoltaic batteries and photovoltaic modules	386,910 (USD 13,500)	(i)	-	386,910 (USD 13,500)	-	386,910 (USD 13,500)	57.33%	(4,173) (v)	222,068	-

Accumulated Investment in Mainland China as of June 30, 2011	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment
$2,457,653	$5,099,961	$125,079,217
(USD 85,752)	(USD 177,947)

Note 1: Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.

Note 2: The methods for engaging in investment in Mainland China include the following:
(i) Investment in Mainland China companies through a company invested and established in a third region.
(ii) Investment in Mainland China companies through an existing company established in a third region.
(iii) Direct investment in Mainland China companies.

Note 3: The investment income (loss) were determined based on the following basis:

(i) The financial report was audited and certified by an international accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The equity in the earnings and carrying value are not available because the company's subsidiary's investment in the Mainland China was made indirectly through a cost method investee established in the third region.
(iii) The equity in the earnings and carrying value are not available because the investment in the Mainland China via investing in established in the third region by its investment of the company's subsidiary's investee under equity method.
(iv) The financial statements certificated by the CPA of the parent company in Taiwan.
(v) Others.

Note 4: TOUCH TECHNOLOGY DEVELOPMENT (SHANGHAI) CO., LTD. changed its name to TOUCH EQUIPMENT LEASING (SHANGHAI) CO., LTD., and it was approved by the competent authority.

Note 5: TLC CAPITAL CO., LTD. (TLC) indirectly invests in Mainland China via investing in CAPTIVATED ADVERTISING TV COMPANY LIMITED (CAPTIVATED) by its investee company, TOUCH MEDIA INTERNATIONAL HOLDINGS (TOUCH MEDIA) .

Due to TLC only holds preferred shares on TOUCH MEDIA, TLC does not have significant influence for the investments that CAPTIVATED made in Mainland China.

Note 6: TLC indirectly invests in Mainland China via investing in ZEBRA MEDIA INC. (CAYMAN) (ZEBRA) by its investee company, CTC CAPITAL PARTNERS I, L.P. (CAYMAN) (CTC). Due to TLC indirectly invests in RE BO CULTURE BROADCASTING LTD. (BEIJING) (RE BO), TLC does not have significant influence on RE BO.

Note 7: TLC indirectly invests in U-YOU INFORMATION TECHNOLOGY (SHANGHAI) CO., LTD. (U-YOU) via investing in CTC. Due to TLC indirectly invests in U-YOU, TLC does not have significant influence on U-YOU.

Note 8: KU6 HOLDING LTD. (KU6), an cost method investee of the company's subsidiary TLC, was merged into HURRAY! HOLDING CO., LTD. (HURRAY!) on Jan 18, 2010. After the merge, TLC's investment in KU6 was exchanged to HURRAY! ADSs. And On August 17, 2010 HURRAY! HOLDING CO., LTD. has changed its name to KU6 MEDIA CO., LTD.(KU6 MEDIA) .
For the investment in Mainland China made indirectly by TLC through KU6 MEDIA before the merge, TLC does not have the evidence whether KU6 MEDIA still has such investment in Mainland China after the merge.

Note 9: TLC indirectly invests in MYMYTI NETWORK TECHNOLOGY CO., LTD. (MYMYTI) via investing in CTC. Due to TLC indirectly invests in MYMYTI, TLC does not have significant influence on MYMYTI.

Note 10: SHANGHAI NEW KNOWLEDGE TRADING LTD. has been made in the Investment Commission, MOEA and approved US$9 thousand. As of June 30, 2011, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 11: TLC indirectly invests in YANGZHOU SOLID STATE LIGHTING CO., LTD (YANGZHOU SOLID STATE) via investing in LIST EARN ENTERPRISE INC.. Due to TLC indirectly invests in YANGZHOU SOLID STATE, TLC does not have significant influence on YANGZHOU SOLID STATE. YANGZHOU SOLID STATE has been made in the Investment Commission, MOEA and approved US$980 thousand. As of June 30, 2011, the amount of investment US$686 thousand has not yet been remitted.

Note 12: TLC indirectly invests in BEIJING TONGFANG E-COMMERCE CO., LTD. ( BEIJING TONGFANG) via investing in CTC. Due to TLC indirectly invests in BEIJING TONGFANG, TLC does not have significant influence on BEIJING TONGFANG.

Note 13: TLC indirectly invest Mainland China company JINING SUNRICH SOLAR ENERGY CORP. amounted US$20,125 thousand through injecting capital to SHANDONG HUAHONG ENERGY INVEST CO., INC.(SHANDONG HUAHONG)

Note 14: TLC indirectly invests in BEAUTY ESSENTIALS INTERNATIONAL LTD. (SHANGHAI) (BEAUTY(SHANGHAI)) via investing in BEAUTY ESSENTIALS INTERNATIONAL LTD..

Due to TLC indirectly invests in BEAUTY(SHANGHAI), TLC does not have significant influence on BEAUTY(SHANGHAI) .

Note 15: XUEREN NETWORK (SHENZHEN) CO., LTD. has been made in the Investment Commission, MOEA and approved US$3,000 thousand. As of June 30, 2011, it has been made only a business license, but the amount of investment has not yet been remitted.

Note 16: TLC indirectly invests in JOBMET LTD. (JOBMET) via investing in CTC. Due to TLC indirectly invests in JOBMET, TLC does not have significant influence on JOBMET.

Note 17: The investment Commission, MOEA, has approved US$9,000 thousand to invest in WAVETEK MICROELECTRONICS (SHANDONG) LIMITED. However, the company has not yet been established, the amount of investment has not yet been remitted as of June 30, 2011.

Note 18: UMC indirectly invests in Mainland China via investing in UMC CAPITAL CORP. by its investee company, PARADE TECHNOLOGIES, LTD. (CAYMAN) .
Due to UMC CAPITAL CORP. only holds preferred shares on PARADE TECHNOLOGIES, LTD. (CAYMAN), UMC does not have significant influence for the investments that PARADE TECHNOLOGIES, LTD. made in Mainland China.